FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                         For the month of October 2004

                            ELBIT VISION SYSTEMS LTD.
                 (Translation of registrant's name into English)


            New Industrial Park, Bldg 7, P.O. Box 140 Yokneam, Israel
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]   No [X]

         On September 8, 2004 we purchased all of the outstanding securities of ScanMaster Systems (IRT) Ltd., an Israeli company, and IRT ScanMaster Systems Inc., a New Hampshire corporation (collectively, ScanMaster). The consolidated financial results for the years ended December 31 2002 and December 31, 2003 of ScanMaster as well as the report of its independent auditors, are included as a part of this report on Form 6-K.

         This report contains as Item 1 the financial statements of ScanMaster Systems (IRT) Ltd., for the periods ended December 31, 2002 and December 31, 2003.

         This report also contains as Item 2 the financial statements of IRT ScanMaster Systems Inc., for the periods ended December 31, 2002 and December 31, 2003



         This report also contains as Item 3 our unaudited pro forma condensed consolidated statements of operations (i) for the year ended December 31, 2003 to give effect to the acquisition of ScanMaster as if such acquisition had occurred as of January 1, 2003; (ii) and for the six month period ended June 30, 2004, to give effect to the acquisition of ScanMaster as if such acquisition had occurred as of January 1, 2004, by combining our historical Statements of Operations and the historical Statements of Operations of ScanMaster.

         This report also contains as Item 4 the semi-annual unaudited financial statements for ScanMaster Systems (IRT) Ltd., for the period ended June 30, 2004.

         This report also contains as Item 5 the semi-annual unaudited financial statements for IRT ScanMaster Systms Inc., for the period ended June 30, 2004.

         This report further contains as Item 6 our semi-annual unaudited financial statements for the period ending June 30, 2004.

         This report also contains as Item 7 our management's discussion and analysis of the financial condition and results of operations, for the period ended June 30, 2004 compared with the period ended June 30, 2003.



         This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

INDEX

Item 1. Financial Statements of ScanMaster Systems (IRT) Ltd., for the periods ended December 31, 2002 and December 31, 2003

Item 2 Unaudited pro forma condensed consolidated statements of operations of Elbit Vision Systems Ltd., for the period ended December 31, 2003

Item 3 Unaudited pro forma condensed consolidated statements of operations (i) for the year ended December 31, 2003 to give effect to the acquisition of ScanMaster as if such acquisition had occurred as of January 1, 2003;
        (ii) for the six month period ended June 30, 2004 to give effect to the acquisition of ScanMaster as if such acquisition had occurred as of January 1, 2004 by combining our historical Statements of Operations and the historical Statements of Operations of ScanMaster.

Item 4 Unaudited semi-annual financial statements for ScanMaster Systems (IRT) Ltd., for the period ended June 30, 2004.

Item 5 Unaudited semiannual financial statements for IRT ScanMaster Systms Inc., for the period ended June 30, 2004.

Item 6 Unaudited semi-annual consolidated financial statements of Elbit Vision Systems Ltd.for the period ending June 30, 2004.

Item 7 Our management's discussion and analysis of the financial condition and results of operations, for the period ended June 30, 2004 compared with the period ended June 30, 2003.

                                                                          ITEM 1


                          SCANMASTER SYSTEMS (IRT) LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                                 IN U.S. DOLLARS

                                      INDEX

                                                                            PAGE

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................  2

 BALANCE SHEETS..............................................................  3

 STATEMENTS OF OPERATIONS....................................................  4

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY...............................  5

 STATEMENTS OF CASH FLOWS................................................... 6-7

 NOTES TO FINANCIAL STATEMENTS..............................................8-24

                                   ----------

ERNST&YOUNG


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                          SCANMASTER SYSTEMS (IRT) LTD.

       We have audited the  accompanying  balance  sheets of Scanmaster  Systems
(IRT) Ltd. ("the Company") as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance), 1973 and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Israel which differ in certain respects from those followed in the United States, see Note 17 to the financial statements.

 Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
 May 18, 2004                                   A Member of Ernst & Young Global

                                                   SCANMASTER SYSTEMS (IRT) LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                    DECEMBER 31,
                                                  ---------------
                                          NOTE     2003     2002
                                         ------   ------   ------
 ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                       $  609   $  655
  Short-term investments                      3      234      232
  Trade receivables                           4    2,890    3,534
  Other accounts receivable                   5      293      218
  Inventories                                 6      877      431
                                                  ------   ------
                                                   4,903    5,070
                                                  ------   ------
PROPERTY AND EQIUPMENT:                       7
  Cost                                             1,641    1,617
  Less - accumulated depreciation                  1,484    1,362
                                                  ------   ------
                                                     157      255
                                                  ------   ------
                                                  $5,060   $5,325
                                                  ======   ======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                  $  649   $  595
  Other accounts payable                      8    2,045    1,534
                                                  ------   ------
                                                   2,694    2,129
                                                  ------   ------
LONG-TERM LIABILITIES:
  Long-term loans                             9       --      800
  Accrued severance pay, net, and
  postretirement benefits                    10      397      220
                                                  ------   ------
                                                     397    1,020
                                                  ------   ------
COMMITMENTS AND CONTINGENT LIABILITIES       11

SHAREHOLDERS' EQUITY                         12    1,969    2,176
1                                                  ------   ------
                                                  $5,060   $5,325
                                                  ======   ======

The accompanying notes are an integral part of the financial statements.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                     YEAR ENDED
                                                    DECEMBER 31,
                                                  ---------------
                                          NOTE     2003     2002
                                         ------   ------   ------
Revenues from sales and services           15a    $4,746   $5,428
Cost of sales and services                 13a     2,955    3,240
                                                  ------   ------
Gross profit                                       1,791    2,188
                                                  ------   ------
Operating costs and expenses:
  Research and development                           621      745
  Selling and marketing                      13b     860    1,242
  General and administrative                 13c     601      533
                                                  ------   ------
Total operating costs and expenses                 2,082    2,520
                                                  ------   ------
Operating loss                                      (291)    (332)
Financial income, net                                128      207
                                                  ------   ------
                                                    (163)    (125)
Other expenses, net                                   44       84
                                                  ------   ------
Net loss for the year                             $ (207)  $ (209)
                                                  ======   ======


The accompanying notes are an integral part of the financial statements.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                           ADDITIONAL
                                    SHARE    PAID-IN  ACCUMULATED
                                   CAPITAL   CAPITAL    DEFICIT     TOTAL
                                  -------- ---------- -----------  -------
Balance as of January 1, 2002     $      3 $   29,128 $   (26,746) $ 2,385

Net loss for the year                   --         --        (209)    (209)
                                  -------- ---------- -----------  -------
Balance as of December 31, 2002          3     29,128     (26,955)   2,176

Net income for the year                 --         --        (207)    (207)
                                  -------- ---------- -----------  -------
Balance as of December 31, 2003   $      3 $   29,128 $   (27,162) $ 1,969
                                  ======== ========== ===========  =======


The accompanying notes are an integral part of the financial statements.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                           2003      2002
                                                         -------    -------

Cash flows from operating activities:

  Net loss for the year                                  $  (207)   $  (209)
  Adjustments to reconcile, net loss to net cash
       used in operating activities (a)                      198     (1,376)
                                                         -------    -------
Net cash used in operating activities                         (9)    (1,585)
                                                         -------    -------
Cash flows from investing activities:

  Purchase of property and equipment                         (43)       (57)
  Proceeds from sale of property and equipment                 6         59
                                                         -------    -------
Net cash provided by (used in) investing activities          (37)         2
                                                         -------    -------
Cash flows from financing activities:
  Short-term bank credit, net                                 --       (371)
  Long-term loans and financing received from
    shareholders                                              --      2,600
                                                         -------    -------
Net cash provided by financing activities                     --      2,229
                                                         -------    -------
Increase (decrease) in cash and cash equivalents             (46)       646
Cash and cash equivalents at the beginning of the year       655          9
                                                         -------    -------
Cash and cash equivalents at the end of the year         $   609    $   655
                                                         =======    =======


The accompanying notes are an integral part of the financial statements.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                           2003      2002
                                                         -------    -------
(a) Adjustments to reconcile net loss to net cash used in operating activities:

      Depreciation                                       $   134    $   127
      Accrued severance pay, net and postretirement
        benefits                                             177       (478)
      Loss from sale of property and equipment                 1         88
      Other                                                   (2)        (4)
      Decrease (increase) in trade receivables               644     (1,782)
      Increase in other accounts receivable                  (75)       (22)
      Decrease (increase) in inventories                    (446)       179
      Increase in trade payables                              54        287
      Increase (decrease) in other accounts payable         (289)       229
                                                         -------    -------
                                                         $   198    $(1,376)
                                                         =======    =======


The accompanying notes are an integral part of the financial statements.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

         a. The Company develops, manufactures and markets a variety of industrial ultrasonic inspection instruments and turnkey systems for non-destructive testing applications.

         b. On January 21, 2002, and effective as of December 31, 2001, the Marmon Group, the then single shareholder of the Company ("Marmon"), reached an agreement (the "Agreement") to transfer all the issued and outstanding of the Company's shares to three of the Company's senior employees at no consideration.

               As part of the Agreement terms, Marmon invested in the equity of the Company an amount of $ 2,200 and extended a loan to the Company in the amount of $ 400, after which the balance of the loans from Marmon amounted to $ 800. These proceeds were designated to repay liabilities of the Company. In the fiscal year 2001 financial statements the $ 2,200 that was invested in the equity of the Company was recorded against additional paid-in capital.

               According to the Agreement, Marmon was granted a warrant to purchase 20% of the Company's shares in consideration of an amount aggregating to one U.S. dollar for a period of five years. Subsequent to balance sheet date this warrant was cancelled (see also Note 12b).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         a.    Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         b.    Financial statements in U.S. dollars:

               1. The financial statements are prepared in accordance with generally accepted accounting principles in Israel.

               2. Part of the Company's transactions are recorded in new Israeli shekels; however, the majority of the Company's sales is made outside Israel in U.S. dollars, and a substantial portion of the Company's costs is incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which it operates. Therefore, the functional and reporting currency for the Company is the U.S. dollar.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         The exchange rates, as of the balance sheet date, are as follows:

                                                         EXCHANGE
                                                          RATE OF
                                                         U.S. $ 1
                                                        ---------
         December 31, 2003                              NIS 4.379
         December 31, 2002                              NIS 4.737
         December 31, 2001                              NIS 4.416

         c.    Cash equivalents:

               The  Company  considers  all  highly  liquid  investments,   with
               maturities of three months or less at the date acquired to be cash equivalents.

         d.    Trade receivables:

               Trade receivables include amounts billed to customers and various amounts due from transactions arising in the ordinary course of business. Management periodically evaluates the collectibility of these receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be uncollectible.

         e.    Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

               Raw materials - using the "first-in, first-out" method.

               Finished products,  work and products in progress : Raw materials
               - using the "first-in, first-out" method.

               Finished products, work and products in progress - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

         f.    Property and equipment, net of accumulated depreciation:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives, at the following annual rates:

                                                            %
                                                         -------
               Machinery and equipment                   10 - 33
               Motor vehicles                              15
               Office furniture and equipment            6 - 20
               Leasehold improvements             Over the lease
                                                  period 10 - 15

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         g.    Revenue recognition:

               Performance contracts and sales of systems and products that require significant customization are accounted based on the completed-contract method of accounting and recognized when contracts are performed and delivered. Revenues from professional services are recognized upon rendering of the services.

               Warranty provision of between 2% to 5% (mainly 2%) of revenues from systems and products sold, is recorded based on the Company's past experience.

         h.    Research and development, net:

               Research and development costs, are expensed as incurred.

         i     Fair value of financial instruments:

               The carrying value of cash and cash equivalents, trade receivables, other accounts receivable, credit from banks, trade payables and other accounts payable approximates their fair values due to the short-term maturity of such instruments

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         j.    Effects of new accounting standards on the financial statements:

               In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standards No. 12 and No. 13 to January 1, 2004.

               According to Accounting Standards No. 12 and No. 17, which deals with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for the changes in the general purchasing power of the Israeli currency beginning January 1, 2004. Accounting Standard No. 13 prescribes principles with respect to the effect of changes in foreign exchange rates. This Standard allows the Company to report in U.S. dollars provided that the same circumstances and conditions discussed above which presently permit adjustment of the financial statements for the changes in the exchange rate of the U.S. dollar continue to exist.

               Accounting Standard No. 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which have been superseded upon the discontinuance of the adjustment of financial statements. The Standard deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the reporting enterprise. The translation principles of Accounting Standard No. 13 are different from those applied to date.

               The Company believes that the effect of Standard No. 13 on its results of operations, financial position and cash flows is not expected to be material.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 3:- SHORT-TERM INVESTMENTS

                                                      DECEMBER 31,
                                             ------------------------------
                                                 2003              2002
                                             ------------      ------------
         Cash deposits                       $        234      $        232
                                             ============      ============

         The majority of the cash deposits are linked to the U.S. dollar and bear interest at an annual rate of 2%.


NOTE 4:- TRADE RECEIVABLES

                                                      DECEMBER 31,
                                             ------------------------------
                                                 2003               2002
                                             ------------      ------------

         Accounts receivable (1)             $      1,227      $      1,995
         Accrued income                                --               173
         Due from a related company (2)             1,663             1,366
                                             ------------      ------------
                                             $      2,890      $      3,534
                                             ============      ============
         (1) Less an allowance for doubtful
              accounts                       $         65      $         80
                                             ============      ============
         (2) Current account.

NOTE 5:- OTHER ACCOUNTS RECEIVABLE

         Government authorities              $         80      $         91
         Prepaid expenses                             164                62
         Employees                                     32                50
         Other accounts receivable                     17                15
                                             ------------      ------------
                                             $        293      $        218
                                             ============      ============


NOTE 6:- INVENTORIES

         Raw materials                       $        401      $        317
         Products and work in progress and
           finished products                          476               114
                                             ------------      ------------
                                             $        877      $        431
                                             ============      ============

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- PROPERTY AND EQUIPMENT

                                                                        OFFICE
                                           MACHINERY                  FURNITURE
                                              AND          MOTOR          AND      LEASEHOLD
                                           EQUIPMENT     VEHICLES     EQUIPMENT   IMPROVEMENTS      TOTAL
                                          -----------  ------------   ---------   ------------   -----------
         Cost:

         Balance as of January 1, 2003    $     1,201  $        236   $     103    $        77   $    1,617

         Additions during the year                 15            28          --             --            43
         Disposals during the year                 --           (19)         --             --           (19)
                                          -----------  ------------   ---------   ------------   -----------
         Balance as of December                 1,216           245         103             77         1,641
          31, 2003                        -----------  ------------   ---------   ------------   -----------

         Accumulated depreciation:
         Balance as of January 1, 2003          1,109           127          78             48         1,362

         Additions during the year                 85            29          15              5           134
         Disposals during the year                 --           (12)         --             --           (12)
                                          -----------  ------------   ---------   ------------   -----------
         Balance as of December 31, 2003  $     1,194  $        144   $      93   $         53   $     1,484
                                          -----------  ------------   ---------   ------------   -----------
         Depreciated cost as of December
           31, 2003                       $        22  $        101   $      10   $         24   $       157
                                          ===========  ============   =========   ============   ===========
         Depreciated cost as of
           December 31, 2002              $        92  $        109   $      25   $         29   $       255
                                          ===========  ============   =========   ============   ===========


NOTE 8:- OTHER ACCOUNTS PAYABLE

                                                      DECEMBER 31,
                                             ------------------------------
                                                2003                 2002
                                             ------------      ------------

         Employees and payroll accruals      $        242      $        386
         Provision for warranty                       100               150
         Government authorities                        --               106
         Deferred revenues                            380                --
         Current liabilities to the office
           of the Chief Scientist                     274               254
         Current maturities of long term
            loans *)                                  800                --
         Accrued expenses and others                  249               638
                                             ------------      ------------
                                             $      2,045      $      1,534
                                             ============      ============
         *) See Note 9.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 9:- LONG-TERM LOANS

                                                      DECEMBER 31,
                                             ------------------------------
                                                 2003              2002
                                             ------------      ------------
         Long-term loans                     $        800      $        800
         Less - current maturities                   (800)               --
                                             ------------      ------------
                                             $         --      $        800
                                             ============      ============


NOTE 10:-ACCRUED SEVERANCE PAY, NET, AND POSTRETIREMENT BENEFITS

         a.    Composed as follows:

                                                      DECEMBER 31,
                                             ------------------------------
                                                 2003               2002
                                             ------------      ------------
               Accrued severance pay and
                postretirement benefits      $        435      $        251
               Less - amount funded                   (38)              (31)
                                             ------------      ------------
                                             $        397      $        220
                                             ============      ============

         b. The Company's liability in respect of severance pay is calculated based on the most recent salary of the employees as of the balance sheet date and in accordance with the Israeli severance pay law. The Company's liability for required severance payments is fully covered by funding into approved insurance policies, funds and by an accrual.

         c. Severance pay funds may be withdrawn only upon the fulfillment of liabilities pursuant to severance pay law or labor agreements.

         d. At the beginning of 2002, the Company signed employment agreements for a period of five years with three directors of the Company who are also shareholders. According to the agreements, it was determined that in the event that employment of any of them is terminated by any reason, including a voluntary retirement, or by the Company without cause, or by reason of disability or by reason of death, then they or their heirs shall be entitled to receive compensation equivalent to 133% of their last gross salary due prior to the termination of employment multiplied by 24 months, to be paid over a period of two years on a monthly basis, commencing no later than 60 days from the termination of the employment

               Postretirement benefits in respect of three senior directors amounted to $ 182 and $ 182 for the years ended December 31, 2003 and 2002, respectively.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES

         a. As collateral for performance guarantees, the Company recorded a charge on its bank deposits, for the year ended December 31, 2003 are $ 234.

         b. To secure the fulfillment of services, the Company provided guarantees, in the total amount of $ 314.

NOTE 12:-SHARE CAPITAL

         a.    Composition:

                                               DECEMBER 31, 2003 AND 2002
                                             ------------------------------
                                              AUTHORIZED        ISSUED AND
                                                               OUTSTANDING
                                             ------------      ------------
                                                   NUMBER OF SHARES
                                             ------------------------------

               Ordinary shares of NIS 0.01
                 par value each               3,430,000              11,000
                                             ============      ============

         b. Marmon Group was granted a warrant to acquire 20% of the Company's shares in exchange for amount of one U.S. dollar for a period of five year. Subsequent to balance sheet date the option was cancelled.

         c. On August 26, 2003, the Company's Board of Directors approved the issuance of 669 options to employees. Each option is exercisable in to one share of NIS 0.01 of the Company, in exchange for an exercise price of $ 1 per share

               The options shall vest over a period of two years and four months commencing on the date of the grant as follows: 50% on December 31, 2003, 25% on December 31, 2004 and 25% December 31, 2005.

               As of December 31, 2003, no options were exercised, cancelled nor forfeited.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 13:-SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

                                                      YEAR ENDED
                                                      DECEMBER 31,
                                             ------------------------------
                                                 2003               2002
                                             ------------      ------------
         a.    Cost of sales and services:
                 Materials                   $      1,693      $      1,815
                 Decrease (increase) in
                   inventories of:
                 Products in process and
                   finish products                   (362)              (58)
                 Salaries and related
                  expenses                            862               846
                 Other (1)                            762               637
                                             ------------      ------------
                                             $      2,955      $      3,240
                                             ============      ============

         b.    Selling and marketing
                expenses:
                 Salaries and related
                  expenses                   $        414      $        399
                 Others                               446               843
                                             ------------      ------------
                                             $        860      $      1,242
                                             ============      ============

         c.    General and administrative
                expenses:
                 Salaries and related
                  expenses                   $        385      $        271
                 Depreciation                          40                33
                 Others                               176               229
                                             ------------      ------------
                                             $        601      $        533
                                             ============      ============

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 14:-TAXES ON INCOME

         a.    Tax laws applicable to the companies:

               The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and certain of its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

         b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

               The Company's production facilities in Israel have been granted "Approved Enterprise" status under the above law, under three separate investment plans.

               Implementation   of  the  second  plan  was  finalized  in  1997.
               Implementation of the third plan was not yet completed.

               According to Section 51 of the above law, the Company elected to enjoy the "alternative benefits" track that provides for a tax exemption in exchange for a waiver of grants and, accordingly, the Company's income from the "Approved Enterprise" will be tax-exempt for a period of four years and entitled to three years of reduced tax at the rate of 25%, commencing with the year it first earns taxable income.

               The period of tax benefits, detailed above, is subject to limits of 12 years from the commencement of production, or 14 years from the granting of the approval whichever is earlier.

               The benefit period with respect to the first plan has ended. The benefit period with respect to the second plan has not yet commenced since the Company did not generate taxable income. The period of tax benefits with respect to the second plan is limited to the end of 2008.

               Where a dividend is distributed out of such tax-exempt profits as above, other than in a complete liquidation of the Company, the Company will be liable for corporate tax at the rate which would have been applied as if the Company had not elected the alternative tax benefit (currently - 25% for an "Approved Enterprise").

               Should the Company derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income will be taxable at the regular tax rate of 36%-30%.

               The  law  also   entitles   the  Company  to  claim   accelerated
               depreciation on equipment used by the "Approved Enterprise" during five tax years.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 14:-TAXES ON INCOME (CONT.)

               The Company has fulfilled all of the conditions detailed in the "Approved Enterprise" programs, which include an obligation to invest in property and equipment and an obligation to finance a percentage of investments with shareholders equity.

               If the Company fails to fulfill such conditions, the "Approved Enterprise" tax benefits will terminate. As of the date the financial statements were prepared, the Company does not comply with the requirements of the third plan.

               Subsequent to the balance sheet date, the Company received a warning of the cancellation of the letter of the second plan from the Investment Center. The Company plans to appeal the Center's decision in the near future.

               The Company has not yet received an approval from the Investment Center for the assignment of the plans from I.R.T - Inspection Research & Technologies to the Company.

         c.    Final tax assessments:

               The Company has received final tax assessments through taxable year 2001.

         d.    Carryforward tax losses and deductions:

               Carryforward tax losses and other temporary differences of the Company totaled to approximately $ 2,230 as of December 31, 2003 (December 31, 2002 - $ 1,470).

         e.    Deferred taxes:

               The Company did not include deferred taxes in the balance sheet because the management currently believes that since the Company has a history of losses and approved enterprise status, it is more likely than not that the carryforward tax losses and other temporary differences will not be realized in the foreseeable future.

NOTE 15:-RELATED PARTY - TRANSACTIONS AND BALANCES

         a.    Transactions with related parties:


                                                 YEAR ENDED DECEMBER 31,
                                             ------------------------------
                                                 2003               2002
                                             ------------      ------------
               Revenues                             1,243               231
                                             ============      ============
               General and administrative
                expenses                              758               744
                                             ============      ============

         b.    Balances with related parties:

                                                       DECEMBER 31,
                                             ------------------------------
                                                 2003               2002
                                             ------------      ------------
               Trade receivable                     1,663             1,366
                                             ============      ============
               Other accounts receivable                7                --
                                             ============      ============
               Other accounts payable                  39                40
                                             ============      ============
               Accrued severance pay, net,
                and postretirement benefits
                in respect of three directors         395               214
                                             ============      ============

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 16:-SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL HISTORICAL NIS

         a.    Balance sheets:

                                                      DECEMBER 31,
                                             ------------------------------
                                                 2003               2002
                                             ------------      ------------
                                                          NIS
                                             ------------------------------
                          ASSETS

               CURRENT ASSETS:
                 Cash and cash equivalents          2,667             3,103
                 Short-term investments             1,025             1,099
                 Trade receivables                 12,655            16,741
                 Other accounts receivable          1,282             1,033
                 Inventories                        3,841             2,042
                                             ------------      ------------
                                                   21,470            24,018
                                             ------------      ------------
               FIXED ASSETS:
                 Cost                               3,769             3,656
                 Less - accumulated
                  depreciation                      3,088             2,651
                                             ------------      ------------
                                                      681             1,005
                                             ------------      ------------
                                                   22,151            25,023
                                             ============      ============
                 LIABILITIES AND SHAREHOLDERS' EQUITY

               CURRENT LIABILITIES:
                 Trade payables                     2,842             2,819
                 Other accounts payable             8,955             7,267
                                             ------------      ------------
                                                   11,797            10,086
                                             ------------      ------------
               LONG-TERM LIABILITIES:
                 Long-term loans                       --             3,790
                 Accrued severance pay, net
                  and postretirement benefits       1,738             1,042
                                             ------------      ------------
                                                    1,738             4,832
                                             ------------      ------------
CHARGES AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY                                8,616            10,105
                                             ------------      ------------
                                                   22,151            25,023
                                             ============      ============

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 16:-SUMMARY OF THE FINANCIAL STATEMENTS (CONT.)

         b.    Statements of operations:

                                                 YEAR ENDED DECEMBER 31,
                                             ------------------------------
                                                 2003              2002
                                             ------------      ------------
                                                          NIS
                                             ------------------------------

               Revenues from sales and
                 services                          21,583            25,762
               Cost of sales and services          13,545            16,161
                                             ------------      ------------
               Gross profit                         8,038             9,601
                                             ------------      ------------
               Operating costs and expenses:
                 Research and development           2,817             3,578
                 Selling and marketing              3,872             5,643
                 General and administrative         2,609             2,505
                                             ------------      ------------
               Total operating costs and
                 expenses                           9,298            11,726
                                             ------------      ------------

               Operating loss                      (1,260)           (2,125)
               Financial income
                 (expenses), net                      (40)            2,241
                                             ------------      ------------
                                                   (1,300)              116

               Other expenses, net                    189               237
                                             ------------      ------------
               Net loss for the year               (1,489)             (121)
                                             ============      ============

         c.    Statements of changes in shareholders' equity:


                                                         ADDITIONAL
                                                SHARE      PAID-IN    ACCUMULATED
                                               CAPITAL     CAPITAL      DEFICIT       TOTAL
                                             ----------  ----------   -----------   ----------
                                                                   NIS
                                             -------------------------------------------------
               Balance as of January 1,
                2002                                 11     127,497      (117,282)      10,226
               Income for the year                   --          --          (121)        (121)
                                             ----------  ----------   -----------   ----------
               Balance as of
                January 1, 2003                      11     127,497      (117,403)      10,105

               Net income for the year               --          --        (1,489)      (1,489)
                                             ----------  ----------   -----------   ----------
               Balance as of
                December 31, 2003                    11     127,497      (118,892)       8,616
                                             ==========  ==========   ===========   ==========

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 17:-EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON THE FINANCIAL STATEMENTS

         The financial statements of the Company conform with accounting principals generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those followed in the United States ("U.S. GAAP"), as described below:

         (1) Accounting for stock-based compensation:

         According to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock option is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

         For the year ended December 31, 2003, compensation expenses in the amount of $ 91, $ 51, $ 31 and $ 10 were recorded in cost of sales and services, research and development expenses, selling and marketing expenses and general and administrative expenses, respectively.

         According to Israeli GAAP, the benefit component of stock options issued to employees is not recognized in the financial statements.

         In addition, according to U.S GAAP The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

         Pro forma information regarding net income (loss) is required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for the year ended December 31, 2003: risk-free interest rates of 1.5%, dividend yields of 0%; a volatility factor of 50% and a weighted-average expected life of the option of 3 years.

         Weighted average fair value per option at their grant date in 2003 was $ 546. All options were granted with an exercise price of $ 1.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 17:-EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         Pro forma information under SFAS No. 123:

                                                                YEAR ENDED
                                                                 DECEMBER
                                                                 31, 2003
                                                               ------------
         Net income as reported                                $        730
         Add: Stock based employee compensation
              expense included in reported net
               income                                                   183

         Deduct: Stock based employee compensation
                 expense determined under fair value
                  method for all awards                                (183)
                                                               ------------
         Pro forma net income                                  $        730
                                                               ============


         (2) Revenue recognition:

         The Company generates revenues mainly from performance contracts, sales of systems and products that required significant customization, and from professional services. When contracts contain professional services,  the related  revenues  are  recognized  as the  services are rendered. Revenues from performance contracts, sales of systems and products sales are recognized in accordance with EITF No. 00-21, "Revenue Arrangement with Multiple Deliverable" ("EITF No. 00-21") and Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements", ("SAB No. 104") based on the completed contracts method of accounting, when delivery has occurred and installation has been completed, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

         According to Israeli GAAP contracts were recognized when the systems are completed and delivered.

         According to US GAAP, in accordance with EITF No. 00-21, the Company considers the sale of systems and products and its installation to be one inseparable unit of accounting. Accordingly, under US GAAP, sales of systems and products were recognized upon completion of installation, rather than on delivery.

         (3) Accrued severance pay:

         According to U.S. GAAP, accrued severance pay is included in the balance sheet at the total liabilities amount and total amounts funded through deposits in funds and insurance policies. Income from earnings on amounts funded is included in severance pay fund.

         According to Israeli GAAP, accrued severance pay is included in the balance sheets net, and income from earnings on amounts funded is netted from the severance pay.

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


NOTE 17:-EFFECT OF MATERIAL  DIFFERENCES  BETWEEN   ISRAELI  GAAP AND US GAAP ON
         THE  FINANCIAL  STATEMENTS (CONT.)

         (4) Shareholders' equity presentation:

         According to Israeli GAAP, it is acceptable to provide details of share capital in the notes to the financial statements.

         According to U.S. GAAP, it is required to present such details on the face of the balance sheet.

         In addition, according to U.S GAAP a summary of the status of the Company's employee share option plan as of December 31, 2003 and changes during the year ended are presented below:

                                              YEAR ENDED DECEMBER 31, 2003
                                             ------------------------------
                                                                 WEIGHTED
                                                                  AVERAGE
                                              NUMBER OF          EXERCISE
                                               OPTIONS            PRICE
                                             ------------      ------------
         Outstanding at the beginning of
           the year                                    --      $         --
         Granted                                      669      $          1
         Exercised                                     --      $         --
         Canceled or forfeited                         --      $         --
                                             ------------      ------------
         Outstanding at the end of the year           669      $          1
                                             ============      ============
         Exercisable at the end of the year           335      $          1
                                             ============      ============


         The effect of the, material difference between Israeli and U.S GAAP of the aforementioned items on the financial statements is as follows:

         ON THE STATEMENTS OF OPERATIONS:

                                                 YEAR ENDED DECEMBER 31,
                                             ------------------------------
                                                 2003               2002
                                             ------------      ------------
                                                         AUDITED
                                             ------------------------------

         Net loss as reported according to
           Israeli GAAP                              (207)             (209)
         Revenues adjustment due to
           difference in respect of revenue
            recognition (2)                         1,860            (1,860)
         Cost of revenues adjustment due to
          difference in respect of revenue
            recognition (2)                          (740)            1,120
         Amortization  of  deferred  stock
           compensation expenses  in  respect
            of  employees' stock options (1)         (183)               --
                                             ------------      ------------
         Net income (loss) according to
           U.S GAAP                                   730              (949)
                                             ============      ============

                                                   SCANMASTER SYSTEMS (IRT) LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 17:-EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         ON BALANCE SHEET ITEMS:


                                                     DECEMBER 31, 2003                        DECEMBER 31, 2002
                                          -------------------------------------    ---------------------------------------
                                              AS                       AS PER          AS                        AS PER
                                           REPORTED     ADJUSTMENT    U.S GAAP      REPORTED      ADJUSTMENT    U.S GAAP
                                          -----------  ------------   ---------    -----------   -----------   -----------
                                                         (AUDITED)                                (AUDITED)
                                          -------------------------------------    ---------------------------------------
         Severance pay funds  (3)                  --           836         836             --           626           626
                                          ===========  ============   =========    ===========   ===========   ===========
         Inventories (2)                          877          270        1,147            431         1,390         1,821
                                          ===========  ============   =========    ===========   ===========   ===========

         Accrued   severance  pay  and
         postretirement benefits (3)             (397)         (836)     (1,233)          (220)         (626)         (846)
                                          ===========  ============   =========    ===========   ===========   ===========

         Deferred revenues (2)                   (380)         (270)       (650)            --        (2,510)       (2,510)
                                          ===========  ============   =========    ===========   ===========   ===========

         Additional paid-in capital (1)       (29,128)         (366)    (29,494)       (29,128)           --       (29,128)
                                          ===========  ============   =========    ===========   ===========   ===========
         Deferred stock compensation (1)           --           183         183             --            --            --
                                          ===========  ============   =========    ===========   ===========   ===========

         Accumulated deficit                   27,162           183      27,345         26,955         1,120        28,075
                                          ===========  ============   =========    ===========   ===========   ===========

         Total shareholders' equity            (1,969)           --      (1,969)        (2,176)        1,120        (1,056)
                                          ===========  ============   =========    ===========   ===========   ===========


         *) The adjustments of deferred revenues, inventories and accumulated deficit balances in 2002, includes $ 650, $ 270 and $ 380 respectively, of adjustments related to 2001 sales which were deferred according to U.S GAAP.

NOTE 18:-SUBSEQUENT EVENTS (UNAUDITED)

         a. Subsequent to the balance sheet date, On January 20, 2004, the Company's shareholders signed an agreement with Marmon that constitutes a continuation of the share transfer agreement from January 21, 2002 (see also Note 1b). Pursuant to that agreement, the Company committed to repay Marmon an amount of $ 400 in cash in exchange for the clearance of all the Company's liabilities to Marmon, including the cancellation of the warrant granted to Marmon pursuant to the original agreement for the purchase of the Company's shares.

         b. On September 8, 2004 Elbit Vision System Ltd ("EVS), purchased all of the outstanding shares of the Company. In consideration for the transaction, EVS issued the Company's shareholders 7,414,213 of EVS ordinary shares and paid $3,000 in cash of which $2,700 was paid directly to the shareholders and an additional $300 was placed in escrow until March 1, 2005 to guarantee certain projected revenues of the Company for the period from September 1, 2004 until December 31, 2004.

                                   ----------

                                                                          ITEM 2
                          IRT SCANMASTER SYSTEMS, INC.

                              Financial Statements

                          Year Ended December 31, 2002

                          IRT SCANMASTER SYSTEMS, INC.

                                Table of Contents

                 1. Independent Auditors' Report

                 2. Balance Sheet

                 3. Statement of Income/(Loss) and Retained Earnings/(Deficit)

                 4. Statement of Cash Flows

             5 - 7. Notes to Financial Statements

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
IRT ScanMaster Systems, Inc.:

      We have audited the accompanying balance sheet of IRT ScanMaster Systems, Inc. as of December 31, 2002, and the related statements of income/(loss), retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of IRT ScanMaster Systems, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

October 14, 2004

                          IRT SCANMASTER SYSTEMS, INC.

                                  Balance Sheet
                                December 31, 2002

                  ASSETS

         CURRENT ASSETS:

Cash                                                                 $  284,819
Accounts Receivable (Net of
 Allowance for Doubtful Accounts of $5,000)                             440,662
Inventories (Net of Reserve for Obsolescence of $86,156)                568,209
Prepaid Expenses                                                          4,000
                                                                     ----------
                  Total Current Assets                                1,297,690

         PROPERTY AND EQUIPMENT:

Property and Equipment, Net                                               3,537
                                                                     ----------
         Total Assets                                                $1,301,227
                                                                     ==========
                     The accompanying notes are an integral
                  part of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

                                  Balance Sheet
                                December 31, 2002

                  LIABILITIES AND STOCKHOLDERS' EQUITY:

         CURRENT LIABILITIES:

Accounts Payable                                                     $   33,587
                                                                     ----------
         Total Current Liabilities                                       33,587

         LONG-TERM LIABILITIES:

Due to Related Entity                                                 1,114,836
                                                                     ----------
         Total Long-Term Liabilities                                  1,114,836

         STOCKHOLDERS' EQUITY:

Common Stock (Authorized 1,000 Shares;
    Outstanding 100 Shares)                                                 500
Retained Earnings/(Deficit)                                             152,304
                                                                     ----------
Total Stockholders' Equity                                              152,804
                                                                     ----------
Total Liabilities and Stockholders' Equity                           $1,301,227
                                                                     ==========

                     The accompanying notes are an integral
                  part of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

           Statement of Income/(Loss) and Retained Earnings/(Deficit)

                          Year Ended December 31, 2002

Revenue                                                               $ 845,563

Cost of Revenue                                                         510,515

                                                                      ---------
         Gross Profit                                                   335,048

         OPERATING EXPENSES:

Selling, General and Administrative Expense                             579,575
                                                                      ---------
Operating (Loss)                                                       (244,527)

         OTHER INCOME:

Interest Income                                                           6,868
                                                                      ---------
         Total Other Income                                               6,868
                                                                      ---------
(Loss) Before Provision for State Taxes                                (237,659)

Provision for State Taxes                                                 2,956
                                                                      ---------
Net (Loss)                                                             (240,615)

Retained (Deficit), Beginning                                          (142,780)

Prior Period Adjustment                                                 535,699
                                                                      ---------
Retained Earnings, End                                                $ 152,304
                                                                      =========

                   The accompanying notes are an integral part
                     of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

                             Statement of Cash Flows

                          Year Ended December 31, 2002

         CASH FLOWS FROM OPERATING ACTIVITIES:

Net (Loss)                                                            $(240,615)

         Adjustments to Reconcile Net Income
         to Net Cash Provided By Operating Activities:

         Depreciation and Amortization                                    4,967
         Prior Period Adjustment                                        535,699

         CHANGE IN OPERATING ASSETS AND LIABILITIES:

(INCREASE)/DECREASE IN:

Accounts Receivable                                                     (13,693)
Inventory                                                              (480,860)

INCREASE/(DECREASE) IN:

Accounts Payable                                                        (99,439)
                                                                      ---------
         Net Cash (Used) By Operating Activities                      $(293,941)
                                                                      ---------

                     The accompanying notes are an integral
                  part of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

                             Statement of Cash Flows

                          Year Ended December 31, 2002

         CASH FLOWS FROM FINANCING ACTIVITIES:

Net Proceeds from Related Entity                                        $516,834
                                                                        --------
         Net Cash Provided By Financing Activities                       516,834
                                                                        --------
Net Increase in Cash                                                     222,893

Cash, Beginning of Year                                                   61,926
                                                                        --------
Cash, End of Year                                                       $284,819
                                                                        ========


         SUPPLEMENTAL CASH FLOW DISCLOSURES:

Income Taxes                                                            $  2,956
                                                                        ========

                     The accompanying notes are an integral
                  part of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

                        Notes to the Financial Statements
                                December 31, 2002

GENERAL:

      IRT ScanMaster Systems, Inc. was incorporated on November 1, 1991. The Company is in the business of developing manufacturing and marketing products for ultrasonic non-destructive inspection.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      A. ACCOUNTING METHOD AND ORGANIZATION:

      The Company's accompanying financial statements are presented on the accrual basis of accounting. IRT ScanMaster is a New Hampshire corporation engaged in the business of developing manufacturing and marketing products for ultrasonic non-destructive inspection.

      B. ESTIMATES AND ASSUMPTIONS:

      The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization. Actual results could differ from these estimates.

      C. REVENUE RECOGNITION:

      Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer. Company's price to the customer is fixed or determinable and collectibility is reasonably assured. With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed. In case that Company's agreement with the customer includes an "acceptance" clause, revenue recognition will take place after the Company receives the "acceptance certificate" from the customer. The Company does not provide, in the normal course of business, a right of return to its customers.

      D. ACCOUNTS RECEIVABLE:

      The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experiences, coupled with a review of the current status of existing receivables. The balances of the reserve for doubtful accounts, deducted against trade accounts receivable to properly reflect the realizable value was $5,000 at December 31, 2002.

                          IRT SCANMASTER SYSTEMS, INC.

                        Notes to the Financial Statements
                                December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

      E. INVENTORIES:

      Inventories of merchandise are stated at the lower of cost or market, using the perpetual inventory system. Market is generally considered to be net realized value.

         Components of inventory for December 31, 2002 are as follows:

Finished Goods and Replaceable Parts                                  $ 624,142
Demo Equipment                                                           30,223
                                                                      ---------
Subtotal                                                                654,365
Less:  Reserve for Obsolete Inventory                                   (86,156)
                                                                      ---------
Total                                                                 $ 568,209
                                                                      =========

      F. PROPERTY AND EQUIPMENT:

      Property and Equipment are carried at cost and are principally depreciated using the ACRS and MACRS accelerated methods, which approximate depreciation calculated in accordance with generally accepted accounting principles over the expected useful lives of the assets, which is 5 years for machinery and equipment and 5-7 years for office furniture and equipment. The use of accelerated depreciation methods for financial statement purposes does not create a material departure from generally accepted accounting principles.

      Property and Equipment at December 31, 2002 consist of the following:

Machinery and Equipment                                                $ 43,626
Furniture and Fixtures                                                   23,330
                                                                       --------
                                                                         66,956

Less Accumulated Depreciation and Amortization                          (63,419)
                                                                       --------
Total                                                                  $  3,537
                                                                       ========

      Depreciation and amortization expense was $4,967 for the year ended December 31, 2002.

      G. ADVERTISING:

      The Company's policy is to expense advertising costs as the costs are incurred.

                          IRT SCANMASTER SYSTEMS, INC.

                        Notes to the Financial Statements
                                December 31, 2002

NOTE 2 - MAJOR CUSTOMERS:

      Approximately 20% of the Company's sales for the year ended December 31, 2002 was from one customer.

NOTE 3 - RELATED ENTITY:

      The Company engaged in the following  activities  with ScanMaster  Systems
(IRT), Ltd., a related entity, for the year ended December 31, 2002.

      A)    Included in revenue is $23,430,  received  from  ScanMaster  Systems
            (IRT), Ltd., relating to equipment purchased on their behalf. Cost of the equipment, included in cost of goods sold, amounted to $12,756.

      B) The Company purchased materials from the related entity, ScanMaster Systems (IRT), Ltd.; amounting $338,417. This amount represents 81% of total cost of goods sold in 2002.

      C)    During the year,  the  Company  received  advances  from  ScanMaster
            Systems (IRT), Ltd. totaling $1,114,836 which was payable at December 31, 2002. Repayment terms have not been set and interest is not currently being accrued on these funds.

NOTE 4 - OPERATING LEASES:

      The Company leases office space under an operating lease expiring January 31, 2005. Minimum future for each of the next five years, under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2002, are as follows:

                  2003                                       $    19,700
                  2004                                            20,900
                  2005                                             1,750

NOTE 5 - CONCENTRATION OF CREDIT RISK:

      The Company maintains its cash balances at two financial institutions. The balances are insured by the federal deposit insurance corporation up to $100,000. At December 31, 2002, the Company's uninsured cash balances totaled $153,408.

NOTE 6 - PRIOR PERIOD ADJUSTMENT:

      During 2002, a prior period adjustment was made to properly state inventory balances.

                          IRT SCANMASTER SYSTEMS, INC.

                              Financial Statements
                          Year Ended December 31, 2003

                IRT SCANMASTER SYSTEMS, INC.

                      Table of Contents

                   1. Independent Auditors' Report

                   2. Balance Sheet

                   3. Statement of Income/(Loss) and Retained Earnings/(Deficit)

                   4. Statement of Cash Flows

               5 - 7.    Notes to Financial Statements

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
IRT ScanMaster Systems, Inc.:

      We have audited the accompanying balance sheet of IRT ScanMaster Systems, Inc. as of December 31, 2003, and the related statements of income/(loss), retained earnings/(deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of IRT ScanMaster Systems, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in the Notes, the Company is financed in part by a related entity, Scanmaster Systems (IRT), Ltd., which has funded the Company's operations through capital infusion, long-term loans payable and extension of intercompany payables. The parent has committed to continue to fund the Company's operations through at least December 31, 2004.

October 14, 2004

                          IRT SCANMASTER SYSTEMS, INC.

                                  Balance Sheet
                                December 31, 2003

                  ASSETS

         CURRENT ASSETS:

Cash                                                                  $  664,294
Accounts Receivable (Net of
 Allowance for Doubtful Accounts of $5,000)                              172,497
Inventories (Net of Reserve for Obsolescence of $84,597)                 538,595
Prepaid Expenses                                                           6,000
                                                                      ----------
                  Total Current Assets                                 1,381,386

         PROPERTY AND EQUIPMENT:

Property and Equipment, Net                                                3,340
                                                                      ----------
         Total Assets                                                 $1,384,726
                                                                      ==========

                     The accompanying notes are an integral
                  part of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

                                  Balance Sheet
                                December 31, 2003

                  LIABILITIES AND STOCKHOLDERS' EQUITY:

         CURRENT LIABILITIES:

Accounts Payable                                                    $    11,380
                                                                    -----------
         Total Current Liabilities                                       11,380

         LONG-TERM LIABILITIES:

Due to Related Entity                                                 1,615,817
                                                                    -----------
         Total Long-Term Liabilities                                  1,615,817

         STOCKHOLDERS' EQUITY:

Common Stock (Authorized 1,000 Shares;
    Outstanding 100 Shares)                                                 500
Retained Earnings/(Deficit)                                            (242,971)
                                                                    -----------
Total Stockholders' Equity                                             (242,471)
                                                                    -----------
Total Liabilities and Stockholders' Equity                          $ 1,384,726
                                                                    ===========

                     The accompanying notes are an integral
                   part of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

           Statement of Income/(Loss) and Retained Earnings/(Deficit)
                          Year Ended December 31, 2003

Revenue                                                             $ 1,717,397

Cost of Revenue                                                       1,413,869
                                                                    -----------
         Gross Profit                                                   303,528

         OPERATING EXPENSES:

Selling, General and Administrative Expense                             698,483
                                                                    -----------
Operating (Loss)                                                       (394,955)

         OTHER INCOME:

Interest Income                                                           5,671
                                                                    -----------
         Total Other Income                                               5,671
                                                                    -----------
(Loss) Before Provision for State Taxes                                (389,284)

Provision for State Taxes                                                 5,991
                                                                    -----------
Net (Loss)                                                             (395,275)

Retained Earnings, Beginning                                            152,304
                                                                    -----------
Retained (Deficit), End                                             $  (242,971)
                                                                    ===========

                   The accompanying notes are an integral part
                     of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

                             Statement of Cash Flows
                          Year Ended December 31, 2003

         CASH FLOWS FROM OPERATING ACTIVITIES:

Net (Loss)                                                            $(395,275)

         Adjustments to Reconcile Net Income
         to Net Cash Provided By Operating Activities:

         Depreciation                                                     3,293

         CHANGE IN OPERATING ASSETS AND LIABILITIES:

(INCREASE)/DECREASE IN:

Accounts Receivable                                                     268,165
Inventory                                                                29,615
Deposits                                                                 (2,000)

INCREASE/(DECREASE) IN:

Accounts Payable                                                        (22,208)
                                                                      ---------
         Net Cash (Used) By Operating Activities                      $(118,410)
                                                                      ---------

                     The accompanying notes are an integral
                  part of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

                             Statement of Cash Flows
                          Year Ended December 31, 2003

         CASH FLOWS FOR INVESTING ACTIVITIES:

(Purchase) of Fixed Assets                                            $  (3,096)
                                                                      ---------
         Net Cash (Used) By Investing Activities                         (3,096)

         CASH FLOWS FROM FINANCING ACTIVITIES:

Net Proceeds from Related Entity                                        500,981
                                                                      ---------
         Net Cash Provided By Financing Activities                      500,981
                                                                      ---------
Net Increase in Cash                                                    379,475

Cash, Beginning of Year                                                 284,819
                                                                      ---------
Cash, End of Year                                                     $ 664,294
                                                                      =========


         SUPPLEMENTAL CASH FLOW DISCLOSURES:

Income Taxes                                                          $   5,991
                                                                      =========

                     The accompanying notes are an integral
                  part of these combined financial statements

                          IRT SCANMASTER SYSTEMS, INC.

                        Notes to the Financial Statements
                                December 31, 2003

GENERAL:

      IRT ScanMaster Systems, Inc. was incorporated on November 1, 1991. The Company is in the business of developing manufacturing and marketing products for ultrasonic non-destructive inspection.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      A. ACCOUNTING METHOD AND ORGANIZATION:

      The Company's accompanying financial statements are presented on the accrual basis of accounting. IRT ScanMaster is a New Hampshire corporation engaged in the business of developing manufacturing and marketing products for ultrasonic non-destructive inspection.

      B. ESTIMATES AND ASSUMPTIONS:

      The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization. Actual results could differ from these estimates.

      C. REVENUE RECOGNITION:

      Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer. Company's price to the customer is fixed or determinable and collectibility is reasonably assured. With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed. In case that Company's agreement with the customer includes an "acceptance" clause, revenue recognition will take place after the Company receives the "acceptance certificate" from the customer. The Company does not provide, in the normal course of business, a right of return to its customers.

      D. ACCOUNTS RECEIVABLE:

      The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experiences, coupled with a review of the current status of existing receivables. The balances of the reserve for doubtful accounts, deducted against trade accounts receivable to properly reflect the realizable value was $5,000 at December 31, 2003.

                          IRT SCANMASTER SYSTEMS, INC.

                        Notes to the Financial Statements
                                December 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

      E. INVENTORIES:

      Inventories of merchandise are stated at the lower of cost or market, using the perpetual inventory system. Market is generally considered to be net realized value.

Components of inventory for December 31, 2003 are as follows:

         Finished Goods and Replaceable Parts                         $ 517,345
         Demo Equipment                                                 105,847
                                                                      ---------
         Subtotal                                                       623,192
         Less:  Reserve for Obsolete Inventory                          (84,597)
                                                                      ---------
         Total                                                        $ 538,595
                                                                      =========

F. PROPERTY AND EQUIPMENT:

            Property  and  Equipment  are  carried  at cost and are  principally depreciated using the ACRS and MACRS accelerated methods, which approximate depreciation calculated in accordance with generally accepted accounting principles over the expected useful lives of the assets, which is 5 years for machinery and equipment and 5-7 years for office furniture and equipment. The use of accelerated depreciation methods for financial statement purposes does not create a material departure from generally accepted accounting principles.

      Property and Equipment at December 31, 2003 consist of the following:

Machinery and Equipment                                                $ 46,722
Furniture and Fixtures                                                   23,330
                                                                       --------
                                                                         70,052

Less Accumulated Depreciation and Amortization                          (66,712)
                                                                       --------
Total                                                                  $  3,340
                                                                       ========

      Depreciation and amortization expense was $3,293 for the year ended December 31, 2003.

      G. ADVERTISING:

The Company's policy is to expense advertising costs as the costs are incurred.

                          IRT SCANMASTER SYSTEMS, INC.

                        Notes to the Financial Statements
                                December 31, 2003

NOTE 2 - MAJOR CUSTOMERS:

      Approximately 49% of the Company's sales for the year ended December 31, 2003 were from two customers.

NOTE 3 - RELATED PARTY TRANSACTIONS:

      Related Entity engaged in the following activities with ScanMaster Systems
(IRT), Ltd., a related entity, for the year ended December 31, 2003.

      A)    Included in revenue is $54,805,  received  from  ScanMaster  Systems
            (IRT), Ltd., relating to equipment purchased on their behalf. Cost of the equipment, included in cost of goods sold, amounted to $7,530.

      B) The Company purchased materials from the related entity, ScanMaster Systems (IRT), Ltd.; amounting $1,048,371. This amount represents 85% of total cost of goods sold in 2003.

      C)    During the year,  the  Company  received  advances  from  ScanMaster
            Systems (IRT), Ltd. totaling $1,615,817 which was payable at December 31, 2003. Repayment terms have not been set and interest is not currently being accrued on these funds.

      RELATED PARTY:

      During 2003, the Company was provided Consulting Services totaling $40,000 by an individual who is a related party.

NOTE 4 - OPERATING LEASES:

      The Company leases office space under an operating lease expiring January 31, 2005. Minimum future for each of the next five years, under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2003, are as follows:

                  2004                                     $      20,900
                  2005                                             1,750

NOTE 5 - CONCENTRATION OF CREDIT RISK:

      The Company maintains its cash balances at two financial institutions. The balances are insured by the federal deposit insurance corporation up to $100,000. At December 31, 2003, the Company's uninsured cash balances totaled $464,294.

                                                                          ITEM 3

           UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate" and similar expressions. These forward-looking statements are based largely on management's expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Elbit Vision System Ltd. ("EVS") nor any of the acquired companies ScanMaster system (IRT) Ltd. and ScanMaster system (IRT) Inc entities under common control that were acquired in a single transaction, the aggregation (less elimination) of Ltd and Inc. are presented (collectively, "ScanMaster") undertakes any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer to the reports and documents filed by EVS with the Securities and Exchange Commission, including EVS's Annual Report on Form 20-F for the year ended December 31, 2003, as it might be amended from time to time. EVS undertakes no obligation to publicly release the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date thereof, or to reflect the occurrence of unanticipated events.

On September 8, 2004 EVS purchased all of the outstanding securities of ScanMaster.

These unaudited pro forma combined condensed statements of income for the year ended December 31, 2003 and for the period ended June 30, 2004, combines the historical consolidated statements of income of EVS and ScanMaster as if the acquisition had occurred on January 1, 2003 and 2004 , respectively. The unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheet of EVS and the historical consolidated balance sheet of ScanMaster, portraying the acquisition as if it had occurred on June 30, 2004.

The unaudited pro forma combined condensed financial statements were prepared using the purchase method of accounting. EVS has not finalized the allocation of the purchase price to the net assets acquired. The amount allocated to intangible assets, estimated useful life and amortization methodology are preliminary and are subject to the completion of an appraisal by management, with the assistance of appraisers.

The unaudited pro forma combined condensed financial statements are not necessarily indicative of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined balance sheet and unaudited pro forma combined statement of income do not reflect any cost savings or other synergies which may result from the combination. The unaudited pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the acquisition. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both EVS and ScanMaster.

ScanMaster Ltd. prepares its financial statements in accordance with Israeli GAAP, and provides a reconciliation of such financial statements to U.S. GAAP. The pro forma financial information herein is prepared in accordance with U.S GAAP.

                               EVS AND SCANMASTER

              Unaudited Pro Forma Combined Condensed Balance Sheet
                               As of June 30, 2004
                           (U.S. dollars in thousands)

                          EVS       ScanMaster     Adjustments    Adjustments     Note     Pro forma
                         ----       ----------     -----------    -----------     ----     ---------
                                      (*)                (**)
                                    ----------     --------------------------
A  s  s  e  t  s

Current Assets:
Cash and cash            1,517         989           (790)                                   1,716
equivalents
Restricted deposit         506                                                                 506
Short-term investments                 234            266                                      500
Accounts receivable:
       Trade             1,887         647            753                                    3,287
       Other               927         365            308                                    1,600
       Inventories       3,426       1,890            372                                    5,688
                                                                    (270)         (d)         (270)
                       ----------------------------------------- ---------------         ----------
Total current assets     8,263       4,125            909           (270)                   13,027
Investments and
long-term receivables:
Funds in respect of        534         836                                                   1,370
employee rights upon
retirement
Other long-term            112         100           (100)           300          (b)          412
receivables                                                                              ----------

                       ---------------------------------------------------------          ---------
                           646         936           (100)           300                     1,782
property and
equipment, net of
accumulated
Depreciation and           705         268              4                                      977
amortization

intangible assets        1,520                      5,198                         (a)        6,718

                                                                    (380)         (d)         (380)
                       ---------------------------------------------------------          ---------
Total  assets           11,134       5,329          6,011           (350)                   22,124
-----------------------==========-==============-==============================-----------=========

----------

(*)    See appendix a.

(**)Adjustments required reconciling ScanMaster asset and liability as of June
     30, 2004 to the fair values and goodwill as of September 8, 2004 as allocated in note a.

              Unaudited Pro Forma Combined Condensed Balance Sheet
                               As of June 30, 2004
                           (U.S. dollars in thousands)

                           EVS     ScanMaster   Adjustments   Adjustments    Note        Pro forma
                         -----     ----------   -----------   -----------    ----        ---------
                                      (*)           (**)
                                      ---           ----
Liabilities and
shareholders' equity

Current liabilities:
    Credit from banks     828          42            634                                     1,504
Current maturities of     181                                                                  181
loan from shareholder
Accounts payable and
accruals:
       Trade            1,189         982            (62)                                    2,109
           Deferred       693         650          1,235          (650)       (d)            1,928
revenues
         Other          3,375       1,510           (118)          114        (a)            4,881
                        ------------------------------------- -------------           --------------
Total  current          6,266       3,184          1,689         ( 536)                     10,603
liabilities
Long-term Liabilities:
Liability for employee    912       1,309             16                                     2,237
rights upon retirement
Loan from bank            197                                                                  197
Loan from shareholder -   369                                                                  369
net of current
maturities
                        -------------------------------------                         --------------
                         1,478       1,309            16                                     2,803

convertible loan                                                 3,000        (b)            3,000

                        ------------------------------------- -------------           --------------
Total shareholders'      3,390        836                         (836)                      3,390
equity
                                                                 2,328        (c)            2,328
                        ------------------------------------- -------------           --------------
 Total liabilities and   11,134      5,329         1,705         3,956                      22,124
shareholders' equity
                        ===================================== =============           ==============

----------

(*)  See Appendix A

(**) Adjustments required reconciling ScanMaster asset and liability as of June
     30, 2004 to the fair values and goodwill as of September 8, 2004 as allocated in note a.

    See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

                               EVS AND SCANMASTER

   Unaudited Pro Forma Combined Condensed Statement of Loss For the six month ended June 30, 2004
               (U.S. dollars in thousands, except per share data)

                                        EVS        ScanMaster      Adjustments     Note    Pro forma
                                      --------     ----------      -----------   --------  ----------
REVENUES                               3,232          2,077                                  5,309

COST OF REVENUES                       1,866          1,378            274           (1)     3,518

                                    ------------- -------------------------------          ------------
GROSS PROFIT                           1,366            699           (274)                  1,791

Research and Development Costs - net     907            283                                  1,190
1Marketing and Selling                  1,355            725             40           (1)     2,120
General and Administrative               576            478                                  1,054
                                    ------------- -------------------------------          ------------
OPERATING LOSS                        (1,472)          (787)          (314)                 (2,573)

FINANCIAL EXPENSES                       (46)          (154)           (60)          (3)      (260)

OTHER INCOME                             110            203                                    313
                                    ------------- -------------------------------          ------------
LOSS BEFORE TAXES ON INCOME           (1,408)          (738)          (374)                 (2,520)
TAXES ON INCOME                            3                                                     3
                                    ------------- -------------------------------          ------------
 LOSS FOR THE   PERIOD                (1,411)          (738)          (374)                 (2,523)
                                                                                           -----------

Loss per share - basic and diluted      0.09                                                  0.13

Weighted average number of shares
used in computation of loss per
share - basic and diluted (in
thousands)                            15,313                                              (2)19,020
                                    =============                                          ============

    See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

                               EVS AND SCANMASTER

           Unaudited Pro Forma Combined Condensed Statement of Income
                      For the year ended December 31, 2003
               (U.S. dollars in thousands, except per share data)

                                        EVS        ScanMaster      Adjustments     Note     Pro forma
                                       -----       ----------      ----------     -----    ----------
REVENUES                               6,328          7,080                                  13,408

COST OF REVENUES                       3,748          4,177           413           (1)       8,338
                                    ------------- -------------------------------          ----------
GROSS PROFIT                           2,580          2,903          (413)                     5070

Research and Development Costs - net   1,431            672                                   2,103
Marketing and Selling                  1,598          1,579           153           (1)       3,330
General and Administrative               637            612                                   1,249
                                    ------------- -------------------------------          ----------
OPERATING INCOME (LOSS)               (1,086)            40          (566)                   (1,612)

FINANCIAL INCOME (EXPENSES)               60            144          (390)          (3)        (186)

OTHER INCOME (EXPENSES)                   47            (44)                                      3
                                    ------------- -------------------------------          ----------
INCOME (LOSS) BEFORE TAXES ON INCOME    (979)           140          (956)                   (1,795)
TAXES ON INCOME                            3             16                                      19
                                    ------------- -------------------------------          ----------
INCOME (LOSS) FOR THE YEAR              (982)           124          (956)                   (1,814)

Loss per share - basic and diluted      (0.1)                                                 (0.13)

Weighted average number of shares
used in computation of loss per
share - basic and diluted (in
thousands)                                                                          (2)
                                      10,175                                                 13,882
                                     =======                                                 ======

    See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

      Notes to Unaudited Pro Forma Combined Condensed Financial Statements

On September 8, 2004, EVS acquired all of the outstanding capital stock of ScanMaster system (IRT) Ltd. and ScanMaster system (IRT) Inc.ScanMaster manufactures instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications using ultrasonic technologies.

EVS acquired SCANMASTER for total consideration in the amount of $ 7,770,000 (including estimated direct transaction costs amounting to $114,000) For the purposes of the Pro Forma financial statements as of June 30, 2004 , the consideration of the acquisition was calculated to the amount of $ 5,142,000 after eliminating $ 2,628,000 (amounts which were placed in escrow- see below) ..The consideration for the acquisition of SCANMASTER consisted of $ 3,000,000 in cash and 7,414,213 ordinary shares of EVS, which represented approximately 22.4% of the issued and outstanding share capital of EVS after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing prices per EVS's shares for the period of two days before through two days after the announcement of the agreement. A consideration of $300,000 in cash and $2,328,062 in ordinary shares of EVS are held in escrow. The $300,000 was placed in escrow until March 1, 2005 to guarantee certain projected revenues of ScanMaster for the period from September 1, 2004 until December 31, 2004. All of the shares which we agreed to issue to ScanMaster's shareholders were placed in escrow as follows: an aggregate of 3,707,106 ordinary shares were placed in escrow as follows: (i) 1,718,749 ordinary shares were placed in escrow until March 15, 2007 as a guarantee for certain representations and undertakings of some of ScanMaster's former shareholders (mainly tax ruling from the Israeli tax authorities with respect to VAT issue);; and (ii) an aggregate of 1,988,357 ordinary shares were placed in escrow until June 1, 2005 to guarantee certain projected revenues of ScanMaster for the period from September 1, 2004 until March 31, 2005.

The cash consideration of $ 3,000,000 was financed by Cornell Capital Partners L.P . This amount is repayable by no later than May 9, 2005 or immediately following an event of default, as described below. According to the terms of the note, interest shall commence accruing from the 121st day following the execution of the note at a rate equal to the lower of (i) one percent (1%) per month and (ii) the highest rate permitted by law. From the 211th day following the execution of the note, interest shall accrue at a rate equal to the lower of
(i) two percent (2%) per month and (ii) the highest rate permitted by law. Under the terms of the promissory note, we have agreed to repay the note either in cash or through the net proceeds to be received by us under the Standby Equity Distribution Agreement.

The unaudited pro forma combined condensed balance sheet gives effect to the acquisition of SCANMASTER by EVS as if it had occurred on December 31, 2003. The unaudited pro forma combined statements of income give effect to the acquisition of ScanMaster as if it had occurred on January 1, 2003 and 2004. The unaudited pro forma combined condensed statement of income does not include any non-recurring charges directly attributable to the acquisitionThe combined information does not reflect the acquisition of YuraVision during 2004.

Adjustments to unaudited pro forma combined condensed balance sheet as of June 30, 2004.
(a) The fair values of ScanMaster's net assets have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the acquisition on the unaudited combined condensed financial statements. The estimated purchase price of $5,142,000 has been calculated and assigned to the net tangible and intangible assets acquired as follows:

                                                          U.S.$

Purchase price calculation(*):

EVS market price per share                     $0.628
Number of shares issued                      7,414,213

Total share consideration                               4,656,000
Cash consideration                                      3,000,000
Estimated direct transaction                             114,000
costs
Contingence consideration                              (2,628,000)
Total purchase price                                    5,142,000

assets acquired and to goodwill:

                          June 30, 2004            Adjustments    Purchase price allocation
                                                                      to net tangible and
                                                                      intangible as of
                                                                      September 8, 2004
Currents assets               4,125,000             909,000               5,034,000
Fixed assets, net               268,000               4,000                 272,000
Long term assets                936,000            (100,000)                836,000
Intangible assets                    --           5,198,000(*)            5,198,000
Current liabilities          (3,184,000)         (1,689,000)             (4,873,000)
Long term liabilities        (1,309,000)            (16,000)             (1,325,000)
                      --------------------------- -----------------     -----------------
Total                           836,000           4,306,000               5,142,000
                      --------------------------- -----------------     -----------------

(*)

  Identified intangible assets:
                Technology                                           2,064,000
                Customer rights                                      1,213,000
                Trademark                                              487,000
                Distribution Network                                   400,000
                Backlog                                                200,000
                Goodwill                                               834,000
                                                                    ----------
  Total intangibles                                                  5,198,000
                                                                    ----------
                                                                    ----------
  Total                                                              5,318,000
                                                                    ==========

(*) EVS has not finalized the allocation of the purchase price to the net assets acquired. The amount allocated to intangible assets, estimate useful life and amortization methodology are preliminary and are subject to the completion of an appraisal by management, with the assistance of appraisers.

(b) $3,000,000 of the total consideration for the transaction was financed by Cornell Capital. $300,000 are held in escrow (see above mentioned).

(c) Elimination of all components of ScanMaster's shareholders' equity ($836 thousands) and the issuance of EVS's ordinary shares ($2,328 thousands).

(d) Elimination of the deferred revenue ($650 thousands) and related cost of inventory ($270 thousands) against intangible assets ($380 thousands).

   Adjustments                                 to unaudited pro forma combined
                                               condensed statement of income for
                                               the periods ended June 30, 2004
                                               and December 31,2003.
(1) Amortization of intangible assets (other than goodwill) established as part of the purchase price allocation in connection with the acquisition of SCANMASTER. The main intangible assets are amortized on a straight-line basis over 10for thechnology and 12 years for customer relationships.


(2) The calculation of the weighted average number of shares for pro forma basic and diluted earnings per share for the periods ended June 30, 2004 and December 31, 2003 gives effect to the issuance of 3,707,107 EVS ordinary shares in the transaction, assuming these were issued on January 1, 2004 and 2003 , repectively.

(3) Financial expenses for the loan from cornell capital calculated with affective interest (see notes).


(4) The Company and Scanmaster have unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax expenses have been included in these financial statements.

                                   Appendix A


                                   SCANMASTER

                   Unaudited Combined Condensed Balance Sheet
                               As of June 30, 2004
                           (U.S. dollars in thousands)

                                 ScanMaster      ScanMaster       Adjustments         Combined
                                    Ltd.             Inc.                             Pro forma
                                    ----             ----                             ---------
A  s  s  e  t  s

Current Assets:
Cash and cash equivalents           573               416                                    989
Short-term investments              234                                                      234
Accounts receivable:
       Trade                      1,985               255              (1,593)               647
       Other                        359                 6                                    365
    Inventories                   1,730               322                (162)             1,890
                              ----------------------------------------------------------------------
Total current assets              4,881               999              (1,755)             4,125
Investments and long-term
receivables:
Funds in respect of employee        836                                                      836
rights upon retirement
Other long-term receivables         100                                                      100
                              -------------------------------------                    -------------
                                    936                                                      936
property and equipment, net
of accumulated
Depreciation and amortization       263                 5                                    268

                              ----------------------------------------------------------------------
Total  assets                     6,080             1,004              (1,755)             5,329
                              ======================================================================
Liabilities and shareholders'
equity

Current liabilities:
Credit from banks                    42                                                       42
Accounts payable and accruals:
       Trade                        936                56                 (10)               982
Deferred revenues                   650                                                      650
         Other                    1,510                                                    1,510
                              ------------------ ---------------------------------------------------
Total  current liabilities        3,138                56                 (10)             3,184
Long-term Liabilities:
Liability for employee rights     1,309                                                    1,309
upon retirement
Due to Related Entity                               1,593              (1,593)                --
                              ------------------ ---------------------------------------------------
                                  1,309             1,593              (1,593)             1,309
                              ------------------ ---------------------------------------------------

Total shareholders' equity        1,633              (645)               (152)               836
                              ------------------ ---------------------------------------------------

 Total liabilities and            6,080             1,004               1,755              5,329
shareholders' equity
                              ================== ===================================================

                                   SCANMASTER

                Unaudited Combined Condensed Statement of Income
                      For the six month ended June 30, 2004
                           (U.S. dollars in thousands)

                                 ScanMaster      ScanMaster         Adjustments             Combined
                                   Ltd.            Inc.                                     Pro forma
                                 ---------       ---------                                  ---------
REVENUES                          1,905                  544                 (372)               2,077

COST OF REVENUES                  1,333                  410                 (365)               1,378
                                 ----------      ------------         ----------             ----------
GROSS PROFIT                        572                  134                   (7)                 699

Research and Development Costs      283                                                            283
- net
Marketing and Selling               481                  251                   (7)                 725
General and Administrative          410                   68                                       478
                                 ----------      ------------         ----------             ----------
OPERATING LOSS                     (602)                (185)                  --                 (787)

FINANCIAL INCOME - net             (154)                                                          (154)

OTHER INCOME (EXPENSES)             420                 (217)                                      203
                                 ----------      ------------         ----------             ----------
LOSS BEFORE TAXES ON INCOME        (336)                (402)                  --                 (738)
TAXES ON INCOME
                                 ----------      ------------         ----------             ----------
LOSS FOR THE PERIOD                (336)                (402)                  --                 (738)

                                   SCANMASTER

                  Combined Condensed Statement of Income (Loss)
                      For the year ended December 31, 2003
                           (U.S. dollars in thousands)

                                 ScanMaster       ScanMaster           Adjustments          Combined
                                    Ltd.             Inc.                                   Pro forma
                                 ----------       ----------                               ------------
REVENUES                          6,606                1,717               (1,243)               7,080

COST OF REVENUES                  3,786                1,414               (1,023)               4,177
                                 ----------      ------------         ----------             ----------
GROSS PROFIT                      2,820                  303                 (220)               2,903

Research and Development Costs      672                  672
- net
Marketing and Selling               890                  698                   (9)               1,579
General and Administrative          612                  612
                                 ----------      ------------         ----------             ----------
OPERATING INCOME (LOSS)             646                 (395)                (211)                  40

FINANCIAL INCOME - net              138                    6                  144

OTHER EXPENSES                      (44)                 (44)
                                 ----------      ------------         ----------             ----------
INCOME (LOSS) BEFORE TAXES ON       740                 (389)                (211)                 140
INCOME
TAXES ON INCOME                      10                    6                   16
                                 ----------      ------------         ----------             ----------
INCOME (LOSS) FOR THE YEAR          730                 (395)                (211)                 124

                                                                          ITEM 4
                                                   SCANMASTER SYSTEMS (IRT) LTD.

                          SCANMASTER SYSTEMS (IRT) LTD.

                          INTERIM FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2004

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                                   SCANMASTER SYSTEMS (IRT) LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                  JUNE 30          JUNE 30     DECEMBER 31,
                                                                   2004             2003           2003
                                                              ---------------  -----------------------------
                                                               UNAUDITED          UNAUDITED      AUDITED
                                                              ---------------  -----------------------------
     ASSETS

                                 CURRENT ASSETS:
  Cash and cash equivalents                                       $  573          $   --          $  609
  Short-term investments                                             234           1,310             234
  Trade receivables                                                1,985           3,538           2,890
  Other accounts receivable                                          359              90             293
  Inventories                                                      1,460             551             877
                                                                   ------          ---------------------

                                                                   4,611           5,489           4,903
                                                                   ------          ---------------------

LONG-TERM ACCOUNTS RECEIVABLE                                        100              --              --
                                                                   ------          ---------------------

FIXED ASSETS:
  Cost                                                             1,635           1,647           1,641
  Less - accumulated depreciation                                  1,372           1,366           1,484
                                                                   ------          ---------------------

                                                                     263             281             157
                                                                   ------          ---------------------

                                                                  $4,974          $5,770          $5,060
                                                                  ======          ======================

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                          $   42             141              --
  Trade payables                                                     936           1,057             649
  Other accounts payable                                           1,890           1,988           2,045
                                                                   ------          ---------------------

                                                                   2,868           3,186           2,694
                                                                   ------          ---------------------

LONG-TERM LIABILITIES:
  Accrued severance pay, net and postretirement benefits             473             406             397
                                                                   ------          ---------------------

SHAREHOLDERS' EQUITY                                               1,633           2,178           1,969
                                                                   ------          ---------------------
                                                                  $4,974          $5,770          $5,060
                                                                  ======          ======================

                                                   SCANMASTER SYSTEMS (IRT) LTD.

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                          SIX MONTHS       SIX MONTHS
                                             ENDED            ENDED         YEAR ENDED
                                           JUNE 30,         JUNE 30,        DECEMBER 31,
                                             2004             2003              2003
                                         ---------------  ---------------   ---------------
                                            UNAUDITED        UNAUDITED          AUDITED
                                            -------           -------           -------
Revenues from sales and services            $ 1,905           $ 2,050           $ 4,746
Cost of sales and services                    1,333             1,107             2,955
                                            -------           -------           -------

Gross profit                                    572               943             1,791
                                            -------           -------           -------

Operating costs and expenses:
  Research and development                      283               283               621
  Selling and marketing                         481               352               860
  General and administrative                    410               249               601
                                            -------           -------           -------

Total operating costs and expenses            1,174               884             2,082
                                            -------           -------           -------

Operating income (loss)                        (602)               59              (291)
Financial income (expenses), net               (154)               57               128
                                            -------           -------           -------

                                               (756)                2              (163)
Other income (expenses), net                    420                --               (44)
                                            -------           -------           -------

Net Income (Loss)                           $  (336)          $     2           $  (207)
                                            =======           =======           =======

                                                   SCANMASTER SYSTEMS (IRT) LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                         ADDITIONAL
                                                    SHARE                 PAID-IN              ACCUMULATED
                                                    CAPITAL                CAPITAL               DEFICIT                   TOTAL
                                                    --------               --------               --------                --------
Balance as of January 1, 2003 (audited)             $      3               $ 29,128               $(26,955)               $  2,176

Net income                                                --                     --                      2                       2
                                                    --------               --------               --------                --------

Balance as of June 30, 2003 (unaudited)                    3                 29,128                (26,953)                  2,178

Loss                                                      --                     --                   (209)                   (209)
                                                    --------               --------               --------                --------

Balance as of December 31, 2003 (audited)                  3                 29,128                (27,162)                  1,969

Loss                                                      --                     --                   (336)                   (336)
                                                    --------               --------               --------                --------

Balance as of June 30, 2004 (unaudited)             $      3               $ 29,128               $(27,498)               $  1,633
                                                    ========               ========               ========                ========

                                                   SCANMASTER SYSTEMS (IRT) LTD.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              SIX MONTHS         SIX MONTHS         YEAR ENDED
                                                                                 ENDED             ENDED
                                                                               JUNE 30,           JUNE 30,          DECEMBER 31,
                                                                                 2004               2003                2003
                                                                            ---------------    --------------      ---------------
                                                                               UNAUDITED         UNAUDITED             AUDITED
                                                                            ---------------    --------------      ---------------
Cash flows from operating activities:
  Net income (Loss) for the period                                           $  (336)               $     2                $  (207)
  Adjustments to reconcile net income (loss) to net cash provided by
    (used in) operating activities (a)                                           850                    310                    198
                                                                             -------                -------                -------

Net cash provided by (used in) operating activities                              514                    312                     (9)
                                                                             -------                -------                -------
Cash flows from investing activities:
  Increase in long-term accounts receivable                                     (100)                                           --
  Purchase of fixed assets                                                      (124)                   (30)                   (43)
  Investing in short term deposit                                                 --                 (1,169)                    --
  Proceeds from sale of fixed assets                                              32                     --                      6
                                                                             -------                -------                -------

Net cash used in investing activities                                           (192)                (1,199)                   (37)
                                                                             -------                -------                -------
Cash flows from financing activities:
  Short-term bank credit, net                                                     42                                            --
  Long-term loans received from Marmon Group                                    (400)                                           --
                                                                             -------                -------                -------

Net cash used in financing activities                                           (358)                                           --
                                                                             -------                -------                -------
Decrease in cash and cash equivalents                                            (36)                  (887)                   (46)
Cash and cash equivalents at the beginning of the period                         609                    887                    655
                                                                             -------                -------                -------

Cash and cash equivalents at the end of the period                           $   573                $    --                $   609
                                                                             =======                =======                =======

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              SIX MONTHS      SIX MONTHS      YEAR ENDED
                                                                                ENDED            ENDED
                                                                               JUNE 30,        JUNE 30,      DECEMBER 31,
                                                                                 2004            2003            2003
                                                                           ---------------- --------------- ---------------
                                                                              UNAUDITED        UNAUDITED        AUDITED
                                                                           ---------------- --------------- ---------------
(a)  Adjustments to reconcile net income (loss) to net cash provided by

       (used in) operating activities:

     Income and expenses not involving cash flows:

       Depreciation                                                          $   9                $   4                $ 134
       Accrued severance pay, net and postretirement benefits                   76                  186                  177
       Loss from sale of fixed assets                                          (23)                   ~                    1
       Revaluation of short-term investments, net                               --                    ~                   (2)
       Loss in respect of write-off of loans                                  (400)                   ~                   --

     Changes in asset and liability items:

       Decrease (increase) in trade receivables                                905                   (4)                 644
       Decrease (increase) in other accounts receivable                        (66)                 128                  (75)
       Increase in inventories                                                (583)                (120)                (446)
       Increase in trade payables                                              287                  462                   54
       Increase (decrease) in other accounts payable                           645                 (346)                (289)
                                                                             -----                -----                -----

                                                                             $ 850                $ 310                $ 198
                                                                             =====                =====                =====

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 1:-      GENERAL

            These financial statements have been prepared in a condensed format as of June 30, 2004, and for the six months then ended ("interim financial statements"). These financial statements should be read in conjunction with the Company's audited annual financial statements and accompanying notes as of December 31, 2003 and for the year then ended.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

      a. The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

            The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described below.

      b.    Discontinuance of the adjustment of financial statements:

            In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements ("Standard No. 12") and Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates ("Standard No. 13"). According to Standard 12 (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued commencing from January 1, 2004.

            In accordance with paragraph 4 of Standard No. 13 (see 4 below), the Company prepares its financial statements in U.S. dollars ("the dollar") since the Company complies with the criteria in paragraph 29(a) of Opinion 36 of the Institute of Certified Public Accountants in Israel. The criteria in this paragraph are as follows: the majority of the revenues are generated in foreign currency, and the fixed assets, or the majority thereof, are purchased in foreign currency.

            In accordance with the guideline of the Israeli Securities Authority, amounts in NIS which are translated according to Interpretation 4 of the Israel Accounting Standards Board (see 3 below) should be presented together with the amounts presented in dollars.

      1.    Financial statements in dollars:

            Amounts not denominated in dollars have been translated as follows:

            Monetary items - at the exchange rate as of the balance sheet date.

            Non-monetary items - at the historical exchange rate as of the date of the transaction.

            Income and expenses - at the exchange rates as of the date of the relevant transactions or at average exchange rates for the periods when the transactions were made which approximate the actual exchange rate, except components deriving from non-monetary items (mainly depreciation) which are translated at the relevant exchange rate of the non-monetary item.

            Differences arising from the above translation are included in financing, net.

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     2. Following are data regarding the exchange rate of the dollar in relation to the NIS and changes in Israel's CPI:

                                              EXCHANGE
                                                RATE
AS OF                                       OF ONE DOLLAR
----------------------------------------    --------------
                                                 NIS
                                            --------------

June 30, 2004                                   4.497
December 31, 2003                               4.379

CHANGE DURING THE PERIOD                          %
----------------------------------------    --------------

June 2004 (6 months)                             2.7
December 2003 (12 months)                       (7.6)

NOTE 5:-      RELATED PARTY - TRANSACTIONS AND BALANCES

a. Transactions with related parties:

                                                                                   SIX MONTHS ENDED         YEAR ENDED

                                                                                       JUNE 30,            DECEMBER 31,
                                                                                         2004                  2003
                                                                                  -------------------   -------------------
                                                                                       UNAUDITED              AUDITED
                                                                                  -------------------   -------------------

                      Revenues                                                                 286                   1,243
                                                                                  ===================   ===================

                      General and administrative expenses                                      245                     758
                                                                                  ===================   ===================

b. Balances with related parties:

                                                                                        JUNE 30            DECEMBER 31,
                                                                                         2004                  2003
                                                                                  -------------------   -------------------
                                                                                       UNAUDITED              AUDITED
                                                                                  -------------------   -------------------

                     Trade receivables                                                       1,590                   1,663
                                                                                  ===================   ===================

                     Other accounts receivable                                                  --                       7
                                                                                  ===================   ===================

                     Other accounts payable                                                     91                      39
                                                                                  ===================   ===================

                     Accrued severance pay, net, and postretirement benefits
                        in respect of three directors                                          405                     395
                                                                                  ===================   ===================

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 6:-      LOAN FROM OTHERS

            On January 20, 2004, the Company's shareholders signed an agreement with Marmon that constitutes a continuation of the share transfer agreement from January 21, 2002. Pursuant to that agreement, the Company and its shareholders committed to pay Marmon an amount of $ 400 in cash in exchange for the discharge of all the Company's liabilities to Marmon, including the cancellation of the option granted to Marmon pursuant to the original agreement for the purchase of the Company's shares.

NOTE 7:-      EFFECT OF RECENTLY PUBLISHED ACCOUNTING STANDARD

            In July 2004, Accounting Standard No. 19 - Taxes on Income ("the Standard") was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

            The principal changes pursuant to the Standard in relation to the principles presently applied are the recognition of deferred taxes in respect of temporary differences arising when the currency used for financial reporting purposes is different from the currency used for tax purposes, and the recognition of deferred taxes in respect of temporary differences relating to land.

            The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of income as of the beginning of the period in which the Standard is adopted.

            In the Company's estimation, the effect of the new Standard on the financial position, operating results and cash flows of the Company is not expected to be material.

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 8: EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON THE FINANCIAL STATEMENTS

            The financial statements of the Company conform with accounting principals generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those followed in the United States ("U.S. GAAP"), as described below:

            (1) Accounting for stock-based compensation:

            According to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock option is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

            For the year ended December 31, 2003, compensation expenses in the amount of $ 91, $ 51, $ 31 and $ 10 were recorded in cost of sales and services, research and development expenses, selling and marketing expenses and general and administrative expenses, respectively.

            According to Israeli GAAP, the benefit component of stock options issued to employees is not recognized in the financial statements.

            In addition, according to U.S GAAP The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

            Pro forma information regarding net income (loss) is required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for the year ended December 31, 2003: risk-free interest rates of 1.5%, dividend yields of 0%; a volatility factor of 50% and a weighted-average expected life of the option of 3 years.

            Weighted average fair value per option at their grant date in 2003 was $ 546. All options were granted with an exercise price of $ 1.

            For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

U.S. DOLLARS IN THOUSANDS

                    Pro forma information under SFAS No. 123:

                                                     SIX   MONTHS ENDED        SIX MONTHS ENDED            YEAR ENDED
                                                       JUNE 31, 2004            JUNE 31, 2003            DECEMBER 31, 2003
Net income as reported                                  $          --               $          --               $ 730
Add: Stock based employee compensation
  expense included in reported net income                          --                          --                 183
Deduct: Stock based employee compensation
  expense determined under fair value
  method for all awards                                            --                          --                (183)

Pro forma net income                                    $          --               $          --               $ 730

            (2) Revenue recognition:

            The Company generates revenues mainly from performance contracts, sales of systems and products that required significant customization, and from professional services. When contracts contain professional services, the related revenues are recognized as the services are rendered. Revenues from performance contracts, sales of systems and products sales are recognized in accordance with EITF No. 00-21, "Revenue Arrangement with Multiple Deliverable" ("EITF No. 00-21") and Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements", ("SAB No. 104") based on the completed contracts method of accounting, when delivery has occurred and installation has been completed, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

            According to Israeli GAAP contracts were recognized when the systems are completed and delivered.

            According to US GAAP, in accordance with EITF No. 00-21, the Company considers the sale of systems and products and its installation to be one inseparable unit of accounting. Accordingly, under US GAAP, sales of systems and products were recognized upon completion of installation, rather than on delivery.

            (3) Accrued severance pay:

            According to U.S. GAAP, accrued severance pay is included in the balance sheet at the total liabilities amount and total amounts funded through deposits in funds and insurance policies. Income from earnings on amounts funded is included in severance pay fund.

            According to Israeli GAAP, accrued severance pay is included in the balance sheets net, and income from earnings on amounts funded is netted from the severance pay.

            The effect of the, material difference between Israeli and U.S GAAP of the aforementioned items on the financial statements is as follows:

         ON THE STATEMENTS OF OPERATIONS:

                                                          -----------------    ------------------     --------------------
                                                             SIX MONTHS            SIX MONTHS          YEAR ENDED
                                                           ENDED JUNE 31,        ENDED JUNE 31,
                                                                2004                  2003              DECEMBER 31, 2003
                                                          -----------------    ------------------     --------------------
Net loss as reported according to Israeli GAAP              $     --               $    --                $       (207)
Revenues adjustment due to difference in respect
  of revenue recognition (2)                                      --                    --                       1,860
Cost of revenues adjustment due to difference in
  respect of revenue recognition  (2)                             --                    --                        (740)
Amortization  of deferred stock compensation
  expenses in respect of  employees'  stock options
  (1)                                                             --                    --                        (183)
                                                            --------               -------                ------------


Net income (loss) according to U.S GAAP                     $     --               $    --                $        730
                                                            ========               =======                ============

ON BALANCE SHEET ITEMS:

                                                 JUNE 30, 2004                                        JUNE 30, 2003
                                   ----------------------------------------           ---------------------------------------
                                      AS                        AS PER                    AS         ADJUSTMENT     AS PER
                                   REPORTED      ADJUSTMENT    U.S GAAP                 REPORTED                    U.S GAAP
                                   ----------- - ----------- - ------------           ------------  ------------  -----------
                                                   (AUDITED)                                          (AUDITED)
                                   ----------------------------------------           ----------------------------------------
Severance pay funds                    --              836              836               --              731              731
                                   ======           ======           ======           ======           ======           ======

Inventories                         1,460              270            1,730              551              270              821
                                   ======           ======           ======           ======           ======           ======

Accrued severance pay and
postretirement benefits              (473)            (836)          (1,309)            (406)            (731)          (1,137)
                                   ======           ======           ======           ======           ======           ======

Deferred revenues                    (380)            (270)            (650)            (380)            (270)            (650)
                                   ======           ======           ======           ======           ======           ======

                                                                      DECEMBER 31, 2003
                                        -----------------------------------------------------------------------------
                                           AS                            ADJUSTMENT                   AS PER
                                        REPORTED                                                     U.S GAAP
                                       ------------------------------------------------------------------------------
                                                                         (AUDITED)
                                       ------------------------------------------------------------------------------
Severance pay funds(3)                                  --                           836                          836
                                       ===================           ===================          ===================

Inventories(2)                                         877                           270                        1,147
                                       ===================           ===================          ===================

Accrued severance  pay  and
postretirement benefits(3)                            (397)                         (836)                      (1,233)
                                       ===================           ===================          ===================

Deferred revenues (2)                                 (380)                         (270)                        (650)
                                       ===================           ===================          ===================

Additional paid-in  capital (1)                    (29,128)                         (366)                     (29,494)
                                       ===================           ===================          ===================

Deferred  stock  compensation (1)                       --                           183                          183
                                       ===================           ===================          ===================

Accumulated deficit                                 27,162                           183                       27,345
                                       ===================           ===================          ===================

Total shareholders' equity                          (1,969)                           --                       (1,969)
                                       ===================           ===================          ===================

              *) The adjustments of deferred revenues, inventories and accumulated deficit balances in 2003, includes $ 650, $ 270 and $ 380 respectively, of adjustments related to 2001 sales which were deferred according to U.S GAAP.

                                                                          ITEM 5

                          IRT SCANMASTER SYSTEMS, INC.

                          INTERIM FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2004

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                                    IRT SCANMASTER SYSTEMS, INC.
--------------------------------------------------------------------------------

BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                         JUNE 30        JUNE 30
                                                          2004           2003
                                                         --------      ---------
                                                         UNAUDITED     UNAUDITED
                                                         --------      ---------
    ASSETS

                                CURRENT ASSETS:
  Cash and cash equivalents                               $   416        $   738
  Trade receivables                                           255            180
  Other accounts receivable                                     6              4
  Inventories                                                 322            559
                                                          -------        -------
                                                          -------        -------

                                                              999          1,481
                                                          -------        -------

PROPERTY AND EQUIPMENT, net                                     5              7
                                                          -------        -------

                                                          $ 1,004        $ 1,488
                                                          =======        =======

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Trade payables                                          $    56        $   110
                                                          -------        -------

                                                               56            110
                                                          -------        -------

LONG-TERM LIABILITIES:
  Due to Related Entity                                     1,593          1,272
                                                          -------        -------

SHAREHOLDERS' EQUITY                                         (645)           106
                                                          -------        -------

                                                          $ 1,004        $ 1,488
                                                          =======        =======

                                                    IRT SCANMASTER SYSTEMS, INC.

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                           SIX MONTHS ENDED  SIX MONTHS ENDED
                                               JUNE 30,         JUNE 30,
                                                2004             2003
                                           ---------------   ---------------
                                               UNAUDITED      UNAUDITED
                                               --------       --------

Revenues from sales and services                $ 544            $ 988
Cost of sales and services                        410              748
                                                -----            -----

Gross profit                                      134              240
                                                -----            -----

Operating costs and expenses:
  Research and development
  Selling and marketing                           251              248
  General and administrative                       68               39
                                                -----            -----

Total operating costs and expenses                319              287
                                                -----            -----

Operating loss                                   (185)             (47)
Financial income (expenses), net
                                                -----            -----

Other expenses, net                              (217)              --
                                                -----            -----


Loss                                            $(402)           $ (47)
                                                =====            =====

                                                    IRT SCANMASTER SYSTEMS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                   SHARE       ACCUMULATED
                                                  CAPITAL        DEFICIT         TOTAL
                                                   -----          -----           -----
Balance as of January 1, 2003 (audited)            $   1          $ 152           $ 153

Loss                                                  --            (47)            (47)
                                                   -----          -----           -----

Balance as of June 30, 2003 (unaudited)                1            105             106

Loss                                                  --           (349)           (349)
                                                   -----          -----           -----

Balance as of December 31, 2003 (audited)              1           (244)           (243)

Loss                                                  --           (402)           (402)
                                                   -----          -----           -----

Balance as of June 30, 2004 (unaudited)            $   1          $(646)          $(645)
                                                   =====          =====           =====

                                                    IRT SCANMASTER SYSTEMS, INC.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                   SIX MONTHS ENDED      SIX MONTHS ENDED
                                                                                       JUNE 30,              JUNE 30,
                                                                                         2004                  2003
                                                                                  -------------------   -------------------
                                                                                       UNAUDITED             UNAUDITED
                                                                                  -------------------   -------------------
Cash flows from operating activities:
  Loss                                                                              $     (402)                 (47)
  Adjustments to reconcile net income (loss) to net cash provided by (used
    in) operating activities (a)                                                           180                  347
                                                                                    ----------           ----------

Net cash provided by (used in) operating activities                                       (222)                 300
                                                                                    ----------           ----------

Cash flows from investing activities:
  Increase in long-term accounts receivable
  Purchase of fixed assets                                                                  (3)                  (4)
  Proceeds from sale of fixed assets
                                                                                    ----------           ----------

Net cash used in investing activities                                                       (3)                  (4)
                                                                                    ----------           ----------

Cash flows from financing activities:
  Net Proceeds from Related Entity                                                         (23)                 157
                                                                                    ----------           ----------

Net cash provided by (used) in financing activities                                        (23)                 157
                                                                                    ----------           ----------

Decrease in cash and cash equivalents                                                     (248)                 453
Cash and cash equivalents at the beginning of the period                                   664                  285
                                                                                    ----------           ----------

Cash and cash equivalents at the end of the period                                  $      416                  738
                                                                                    ==========           ==========

                                                    IRT SCANMASTER SYSTEMS, INC.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                SIX MONTHS ENDED      SIX MONTHS ENDED
                                                                                    JUNE 30,              JUNE 30,
                                                                                      2004                  2003
                                                                               -------------------   -------------------
                                                                                    UNAUDITED             UNAUDITED
                                                                               -------------------   -------------------

(a) Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

       Income and expenses not involving cash flows:

         Depreciation                                                                  $        1                    1
         Accrued severance pay, net and postretirement benefits
         Loss from sale of fixed assets
         Revaluation of short-term investments, net
         Loss in respect of write-off of loans

       Changes in asset and liability items:

         (Increase) Decrease in trade receivables                                             (83)                 261
         Increase in other accounts receivable
         Decrease in inventories                                                              217                    9
         Increase in trade payables
         Increase in other accounts payable                                                    45                   76
                                                                                       ----------           ----------

                                                                                       $      180                  347
                                                                                       ==========           ==========

                                                                          ITEM 6

                            ELBIT VISION SYSTEMS LTD.

                                 INTERIM REPORT

                                   (Unaudited)

                                AT JUNE 30, 2004

                            ELBIT VISION SYSTEMS LTD.

                                 INTERIM REPORT

                                   (Unaudited)

                                AT JUNE 30, 2004

                                TABLE OF CONTENTS

                                                                        PAGE
CONDENSED CONSOLIDATED INTERIM FINANCIAL
    STATEMENTS:
    Balance sheet                                                       2-3
    Statements of operations                                             4
    Statements of changes in shareholders' equity                       5-6
    Statements of cash flows                                            7-8
    Notes to financial statements                                       9-16

            THE AMOUNTS ARE STATED IN U.S. DOLLARS ($) IN THOUSANDS.

                            ELBIT VISION SYSTEMS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                AT JUNE 30, 2004
                                 IN U.S. DOLLARS

                                                           JUNE 30   DECEMBER 31
                                                         -------------
                                                         2004     2003    2003
                                                         ----     ----    -----
                                                         (UNAUDITED)   (AUDITED)
                                                         -------------  --------
                                                              IN THOUSANDS
                                                         -----------------------
                                  A S S E T S

CURRENT ASSETS:
Cash and cash equivalents                                1,517    1,508    1,789
Restricted deposit                                         506               537
Accounts receivable:
Trade                                                    1,887      348    1,021
Other                                                      927      809      620
Inventories                                              3,426    2,920    3,139
                                                        ------    -----    -----
T o t a l current assets                                 8,263    5,585    7,106
                                                        ------    -----    -----

LONG-TERM RECEIVABLES:
Funds in respect of employee rights
upon retirement                                            534      568      622
Other long-term receivables                                112       79       99
                                                        ------    -----    -----
T o t a l long-term receivables                            646      647      721
                                                        ------    -----    -----

PROPERTY, PLANT AND
EQUIPMENT, net of accumulated
depreciation and amortization                              705      494      414
                                                        ------    -----    -----

OTHER ASSETS -
net of accumulated amortization                          1,520
                                                        ------
T o t a l assets                                        11,134    6,726    8,241
                                                        ======    =====    =====

                                                                                    JUNE 30      DECEMBER 31
                                                                              ------------------
                                                                               2004        2003      2003
                                                                              -------    -------    -------
                                                                                  (UNAUDITED)      (AUDITED)
                                                                              ------------------    --------
                                                                                      IN THOUSANDS
                                                                              -------------------------------
                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Credit from banks                                                              828        236      1,006
   Current maturities of loan from shareholder                                    181        442        160
   Accounts payable:
      Trade                                                                     1,189        886        651
      Deferred revenues                                                           693        631        355
      Other                                                                     3,375      2,906      2,427
                                                                              -------    -------    -------
               T o t a l  current liabilities                                   6,266      5,101      4,599
                                                                              -------    -------    -------

 LONG-TERM LIABILITIES:
   Loans from shareholder - net of current maturities                             369                   287
   Loans from banks                                                               197
   Liability for employee rights upon
      retirement                                                                  912        683        979
                                                                              -------    -------    -------
               T o t a l  long-term liabilities                                 1,478        683      1,266
                                                                              -------    -------    -------
               T o t a l  liabilities                                           7,744      5,784      5,865
                                                                              -------    -------    -------

SHAREHOLDERS' EQUITY:
    Share capital - ordinary shares of
       NIS 1 par value ("ordinary shares")
    Authorized - 40,000,000 ordinary shares as of June 30, 2004, 20,000,000 ordinary shares as of June 30, 2003 and December 31, 2003
    Issued and outstanding:
       June 30, 2004 - 16,319,940 ordinary shares;                              2,594      1,208      1,856
       December 31, 2003 - 13,006,466 ordinary shares;
       June 30 ,2003 - 10,166,667 ordinary shares;
       Receipt on account of shares to be allotted                                320                   140
       Warrants                                                                   496                   267
       Additional paid-in capital                                              19,940     17,785     18,662
       Accumulated deficit                                                    (19,960)   (18,051)   (18,549)
                                                                              -------    -------    -------
                                                                                3,390        942      2,376
                                                                              -------    -------    -------
Total liabilities and shareholders' equity                                     11,134      6,726      8,241
                                                                              =======    =======    =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            ELBIT VISION SYSTEMS LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2004

                                 IN U.S. DOLLARS

                                                        6 MONTHS ENDED       3 MONTHS ENDED    YEAR ENDED
                                                           JUNE 30              JUNE 30        DECEMBER 31,
                                                      ------------------     --------------
                                                      2004          2003     2004      2003       2003
                                                      ----          ----     ----      ----       ----
                                                         (UNAUDITED)           (UNAUDITED)      (AUDITED)
                                                      ------------------     ---------------    ----------
                                                                           IN THOUSANDS
                                                      ----------------------------------------------------
REVENUES:
   Sale of products                                   2,088      2,646      1,770                 4,043
   Services rendered                                  1,144      1,015        632                 2,285
                                                     ------     ------     ------     ------     ------
                                                      3,232      3,661      2,402      1,840      6,328
COST OF REVENUES:
   Cost of products sold                                                                          2,294
   Cost of services rendered                                                                      1,454
                                                     ------     ------     ------     ------     ------
                                                      1,866      2,108      1,137      1,017      3,748
                                                     ------     ------     ------     ------     ------
GROSS PROFIT                                          1,366      1,553      1,265        823      2,580
                                                     ------     ------     ------     ------     ------
RESEARCH AND DEVELOPMENT
   EXPENSES - net                                       907        793        647        452      1,431
SELLING AND MARKETING
   EXPENSES                                           1,355        783        932        385      1,598
GENERAL AND ADMINISTRATIVE
   EXPENSES                                             576        462        269        201        637
                                                     ------     ------     ------     ------     ------
OPERATING LOSS                                       (1,472)      (485)      (583)      (215)    (1,086)

FINANCIAL INCOME (EXPENSES) -
   net                                                  (46)         4        (40)        (9)        60
OTHER INCOME - net                                      110                   104                    47
                                                     ------     ------     ------     ------     ------
LOSS BEFORE TAXES
   ON INCOME                                         (1,408)      (481)      (519)      (224)      (979)
TAXES ON INCOME                                           3          3          2                     3
                                                     ------     ------     ------     ------     ------
LOSS FOR THE PERIOD                                  (1,411)      (484)      (521)      (224)      (982)
                                                     ======     ======     ======     ======     ======


                                                                         U.S. DOLLARS
                                                      ----------------------------------------------------
LOSS PER SHARE - BASIC AND
   DILUTED                                             0.09       0.05       0.03       0.02        0.1
                                                     ======     ======     ======     ======     ======
WEIGHTED AVERAGE NUMBER
   OF SHARES USED IN
   COMPUTATION OF LOSS PER
   SHARE
BASIC AND DILUTED (IN
   THOUSANDS)                                        15,313     10,167     15,313     10,167     10,175
                                                     ======     ======     ======     ======     ======


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                 (Continued - 1)

                            ELBIT VISION SYSTEMS LTD.
             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2004
                                 IN U.S. DOLLARS

                                                                                           RECEIPTS ON
                                                                      SHARE CAPITAL         ACCOUNT OF
                                                                         NUMBER             SHARES TO
                                                                  OF SHARES       AMOUNT    BE ALLOTTED
                                                                      IN THOUSANDS
BALANCE AT JANUARY 1, 2004 (audited)                                 13,006        1,856          140
CHANGES DURING THE SIX MONTHS
    ENDED JUNE 30, 2004 (unaudited):
    Loss
    Employee stock options exercised and paid                           341           74
    Issuance of share capital and warrants (note 5a, 5b and 5c)       2,731          612         (140)
    Warrants exercised and paid (note 5b and 5c)                        242           52
    Receipts on account of shares to be allotted (note 5a)                                        320
BALANCE AT JUNE 30, 2004 (unaudited)                                 16,320        2,594          320
                                                                    =======      =======      =======
BALANCE AT JANUARY 1, 2003 (audited)                                 10,167        1,208
CHANGES DURING THE SIX MONTHS
    ENDED JUNE 30, 2003 (unaudited) -
    loss
                                                                     -------      -------
BALANCE AT JUNE 30, 2003 (unaudited)                                 10,167        1,208
                                                                     -------      -------
BALANCE AT APRIL 1, 2004 (audited)                                   15,408        2,398          355
CHANGES DURING THE THREE MONTHS
    ENDED JUNE 30, 2004 (unaudited):
    Loss
    Employee stock options exercised and paid                           270           58
    Issuance of share capital (note 5a, 5b and 5c)                      400           86         (140)
    Warrants exercised and paid (note 5b and 5c)                        242           52
    Receipts on account of shares to be allotted (note 5a)                                        105
                                                                    -------      -------      -------
BALANCE AT JUNE 30, 2004 (unaudited)                                 16,320        2,594          320
                                                                    =======      =======      =======



                                                                  WARRANTS  ADDITIONAL                TOTAL
                                                                (SEE NOTES   PAID-IN    ACCUMULATED SHAREHOLDERS'
                                                                 5B AND 5C)   CAPITAL    DEFICIT      EQUITY
                                                                       U.S.DOLLARS IN THOUSANDS
BALANCE AT JANUARY 1, 2004 (audited)                                267      18,662      (18,549)       2,376
CHANGES DURING THE SIX MONTHS
    ENDED JUNE 30, 2004 (unaudited):
    Loss                                                                                  (1,411)      (1,411)
    Employee stock options exercised and paid                                   (10)                       64
    Issuance of share capital and warrants (note 5a, 5b and 5c)     270      *1,108                     1,850
    Warrants exercised and paid (note 5b and 5c)                    (41)        180                       191
    Receipts on account of shares to be allotted (note 5a)                                                320
BALANCE AT JUNE 30, 2004 (unaudited)                                496      19,940      (19,960)       3,390
                                                                =======     =======      =======      =======
BALANCE AT JANUARY 1, 2003 (audited)                                         17,785      (17,567)       1,426
CHANGES DURING THE SIX MONTHS
    ENDED JUNE 30, 2003 (unaudited) -
    loss                                                                                    (484)        (484)
                                                                            -------      -------      -------
BALANCE AT JUNE 30, 2003 (unaudited)                                         17,785      (18,051)         942
                                                                             -------      -------      -------
BALANCE AT APRIL 1, 2004 (audited)                                  537      19,754      (19,439)       3,605
CHANGES DURING THE THREE MONTHS
    ENDED JUNE 30, 2004 (unaudited):
    Loss                                                                                    (521)        (521)
    Employee stock options exercised and paid                                  (15)                        43
    Issuance of share capital (note 5a, 5b and 5c)                              21                        (33)
    Warrants exercised and paid (note 5b and 5c)                    (41)       180                        191
    Receipts on account of shares to be allotted (note 5a)                                                105
                                                                -------     -------      -------      -------
BALANCE AT JUNE 30, 2004 (unaudited)                                496      19,940      (19,960)       3,390
                                                                =======     =======      =======      =======

                                                                 (Concluded - 2)
                            ELBIT VISION SYSTEMS LTD.
             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2004
                                 IN U.S. DOLLARS

                                                                                         RECEIPTS ON
                                                                   SHARE CAPITAL         ACCOUNT OF
                                                                NUMBER                    SHARES TO
                                                               OF SHARES     AMOUNT      BE ALLOTTED
                                                                    IN THOUSANDS
BALANCE AT APRIL 1, 2003 (audited)                                10,167        1,208
CHANGES DURING THE THREE MONTHS
    ENDED JUNE 30, 2003 (unaudited) -
    loss
                                                               ---------    ---------
BALANCE AT JUNE 30, 2003 (unaudited)                              10,167        1,208
                                                               =========    =========
BALANCE AT JANUARY 1, 2003                                        10,167        1,208
CHANGES DURING 2003 (audited):
    Loss
    Issuance of share capital and warrants (note 5b and 5c))       2,769          633
    Employee stock options exercised and paid                         70           15
    Receipts on account of shares to be allotted (note 5a)                                     140
                                                               ---------      -------      -------
BALANCE AT DECEMBER 31, 2003 (audited)                            13,006        1,856          140
                                                               =========      =======      =======


                                                              WARRANTS     ADDITIONAL                         TOTAL
                                                             (SEE NOTES      PAID-IN      ACCUMULATED     SHAREHOLDERS'
                                                             5B AND 5C)      CAPITAL        DEFICIT          EQUITY
                                                                     U.S. DOLLARS IN THOUSANDS
BALANCE AT APRIL 1, 2003 (audited)                                             17,785        (17,827)           1,166
CHANGES DURING THE THREE MONTHS
    ENDED JUNE 30, 2003 (unaudited) -
    loss                                                                                        (224)            (224)
                                                                            ---------      ---------        ---------
BALANCE AT JUNE 30, 2003 (unaudited)                                           17,785        (18,051)             942
                                                                            =========      =========        =========
BALANCE AT JANUARY 1, 2003                                                     17,785        (17,567)           1,426
CHANGES DURING 2003 (audited):
    Loss                                                                                        (982)            (982)
    Issuance of share capital and warrants (note 5b and 5c))      267            *865                           1,765
    Employee stock options exercised and paid                                      12                              27
    Receipts on account of shares to be allotted (note 5a)                                                        140
                                                              -------       ---------        -------          -------
BALANCE AT DECEMBER 31, 2003 (audited)                            267          18,662        (18,549)           2,376
                                                              =======       =========        =======          =======

* Net of share issuance cost.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                  (Continued) -1
                            ELBIT VISION SYSTEMS LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2004
                                 IN U.S. DOLLARS

                                                                 6 MONTHS ENDED                3 MONTHS ENDED            YEAR ENDED
                                                                     JUNE 30                      JUNE 30               DECEMBER 31
                                                               2004           2003           2004          2003             2003
                                                                   (UNAUDITED)                  (UNAUDITED)              (AUDITED)
                                                                                          IN THOUSANDS
CASH FLOWS FROM OPERATING
    ACTIVITIES:
     Loss for the period                                      (1,411)           (484)        (521)         (224)             (982)
     Adjustments to reconcile loss to net cash provided
        by or used in operating activities:
     Depreciation and amortization                               110             126           52            64              238
     Liability for employee rights upon retirement              (133)             91         (170)           59              228
     Capital loss (gain) from disposal of property and
        equipment                                                  2                                                          (6)
     Exchange differences on long-term receivables                                                           (1)
     Accrued interest on loan from related party                   2               4                          2                9
     Decrease (increase) in accounts receivable:
        Trade (including non-current portion)                   (847)            331       (1,165)           77              (342)
        Other                                                   (297)           (399)        (311)         (289)             (207)
     Increase (decrease) in accounts payable:
        Trade                                                    531             274          224           438               39
        Deferred revenues                                        220            (585)                      (648)             (955)
        Other                                                    332             362          683           332              136
     Decrease (increase) in inventories                         (281)            291           34            55               72
                                                               -----           -----        -----         -----             -----
     Net cash provided by (used in) operating activities      (1,772)             11       (1,174)         (135)           (1,770)
                                                               -----           -----        -----         -----             -----
CASH FLOWS FROM INVESTING
    ACTIVITIES:
     Acquisition of subsidiary consolidated for the
     first time (a)                                             (675)                        (627)
     Purchase of property and equipment                          (94)            (90)         (60)          (34)             (156)
     Proceeds from disposal of property and equipment                              3                                           43
     Investment in restricted deposit                                                         (23)                           (537)
     Long-term loan granted                                       (8)             40                         24               (61)
     Collection of long-term receivables                          11             (40)           3           (30)               43
     Redemption of restricted deposit                             75                                                           (5)
     Investment in long-term deposit                             (16)                         (16)
     Funds in respect of employee rights upon retirement          88            (137)         121           (76)             (191)
                                                               -----           -----        -----         -----             -----
     Net cash used in financing activities                      (619)           (224)        (602)         (116)             (864)
                                                               -----           -----        -----         -----             -----
CASH FLOWS FROM FINANCING
    ACTIVITIES:
    Issuance of share capital and warrants - net
        of issuance costs                                      1,850                          (33)                          1,765
    Discharge of long-term loan from shareholder                 (80)                         (80)
    Proceeds from exercise of options and warrants               255                          234                              27
    Receipts on account of shares to be allotted                 320                          105                             140
    Short-term bank credit - net                                (226)            236          130           236             1,006
                                                               -----           -----        -----         -----             -----
     Net cash provided by investing activities                 2,119             236          356           236             2,938
                                                               -----           -----        -----         -----             -----
INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                                 (272)             23       (1,420)          (15)              304
BALANCE OF CASH AND CASH
    EQUIVALENTS AT BEGINNING OF PERIOD                         1,789           1,485        2,937         1,523             1,485
                                                               -----           -----        -----         -----             -----
BALANCE OF CASH AND CASH
    EQUIVALENTS AT END OF PERIOD                               1,517           1,508        1,517         1,508             1,789
                                                               =====           =====        =====         =====             =====
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
        Interest paid                                             24                            4                             20
                                                               -----           -----        -----         -----             -----
        Income taxes paid - net                                    1              11            1             5               16
                                                               -----           -----        -----         -----             -----

                                                                  (Continued) -2
                            ELBIT VISION SYSTEMS LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2004
                                 IN U.S. DOLLARS

                                                          6 MONTHS ENDED    3 MONTHS ENDED
                                                                   JUNE 30, 2004
                                                           (UNAUDITED)       (UNAUDITED)
                                                                   (IN THOUSANDS)
(A) ACQUISITION OF SUBSIDIARIES CONSOLIDATED FOR THE
FIRST TIME, SEE ALSO NOTE:
    Assets and liabilities of the subsidiaries at date of
     acquisition:
     Working capital (excluding cash and cash
     equivalents)                                              (573)             (573)
     Fixed assets                                               309               309
     Long-term loans and other long-term  liabilities          (268)             (268)
    Other assets                                                 20                20
    Other assets arising on acquisition                       1,500             1,500
    Carrying amount of investment in those companies
     prior to the consolidation                                                   (48)
                                                              -----             -----
                                                                988               940
                                                              -----             -----
    Less - credit from former shareholders                     (313)             (313)
                                                              -----             -----
                                                                675               627
                                                              =====             =====

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING
    ACTIVITIES NOT INVOLVING CASH FLOWS:

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            ELBIT VISION SYSTEMS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT JUNE 30, 2004
                                   (UNAUDITED)

 NOTE 1 - GENERAL:

            A. The consolidated financial statements as of June 30, 2004 and the operating results and cash flows for six and three months ended June 30, 2004, ("the condensed consolidated financial statements") were prepared in a condensed format, in accordance with generally accepted accounting principles for condensed consolidated financial statements. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments (including normal recurring accruals) necessary for a fair presentation of the financial position at June 30, 2004 and the operating results and cash flows for the six and three months ended June 30, 2004. The generally accepted accounting principles applied in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the annual financial statements. Nevertheless, condensed financial statements do not include all the information and explanations required for annual financial statements. The results of operations for the six and three months ended June 30, 2004 are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year ending December 31, 2004.

            B. Certain comparative figures have been reclassified to conform to current period presentation.

            C. Following are the changes in the exchange rate of the U.S. dollar and the Israeli consumer price index during the reported periods:

                                                       EXCHANGE
                                                     RATE OF ONE      ISRAELI
                                                     U.S. DOLLAR        CPI*
                                                     ------------     ---------
                                                        4.497            181.09
            June 30, 2004                               4.312            181.09
            June 30, 2003
            December 31, 2003                           4.379            178.58
            Rate of changes during the:
                                                          %              %
               6 months ended June 30:
                2004                                     2.7             1.4
                2003                                     (9)            (0.5)
               3 months ended June 30:
                2004                                    (0.7)            1.5
                2003                                     (8)            (1.3)
               Year ended December 31, 2003             (7.6)           (1.9)

* Based on the index for the month ending on balance sheet date, on the basis of 1993 average = 100.

                            ELBIT VISION SYSTEMS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT JUNE 30, 2004
                                   (UNAUDITED)

NOTE 2 - INVENTORIES:
                                                  JUNE 30        DECEMBER 31
                                                    2004            2003
                                                        $ IN THOUSANDS
             Raw materials                             758           744
             Spare parts                               793           786
             Work in process                           658           556
             Finished products                       1,217         1,053
                                                     -------       -------
                                                     3,426         3,139
                                                     =======       =======

 NOTE 3 - ACQUISITION OF YURAVISION CO. LTD.

             On December 2, 2003, the Company signed a term sheet (the validity of which was extended on February 16, 2004) to acquire 100% of the shares of Yuravision Co. Ltd. (hereafter - Yuravision), a Korea-based company, which develops visual inspection software and systems for the microelectronics industry as well as for the flat panel display industries.
             Pursuant to the term sheet, through May 31, 2004, the Company entered into a series of purchase agreements with some of Yuravision's shareholders. Under those agreements, the Company purchased 51% of Yuravision's shares for an aggregate amount of $ 1,014,000, out of which an amount of $ 701,000 was paid in cash.
             In addition to the cash payment, the Company issued to one of Yuravision's shareholders warrants to purchase 50,000 of the Company's shares, at an exercise price of $ 0.75; the warrants are exercisable for a period of two years from the date of issuance. Costs of acquisition also include legal fees and other direct costs related to the acquisition in the total amount of $ 100,000. The Company's consolidated financial statements as of June 30, 2004 included, for the first time, the balance sheet of Yuravision and the statements of operations and cash flows for a one-month period ended June 30, 2004.

             The total cost of investment amounted to $ 1,113,000 (including legal fees and other costs as mentioned above); the excess of cost of investment in Yuravision over the subsidiary's share in equity upon purchase ("excess of cost of investment") amounted to $1,500,000. Since the assessment of the fair value of the assets and liabilities of Yuravision has not yet been completed, the said excess of cost of investment is presented among "other assets", in accordance with Company's estimation as to the main item to which the excess of cost is attributed.

             Since as of June 30, 2004 Yuravision had capital deficiency, and since as of that date the minority shareholders of Yuravision have no obligation to grant Yuravision a shareholders' loan or any guarantees to Yuravision, Company's balance sheet as of June 30, 2004 did not include the minority shareholders' share in the capital deficiency and the results of operations of the Company did not include the minority shareholders' share in Yuravision's profits for the reported period.

                            ELBIT VISION SYSTEMS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT JUNE 30, 2004

 NOTE 3 - ACQUISITION OF YURAVISION CO. LTD. (continued):

             Under the purchase agreements, the Company will acquire the remaining 49% of Yuravision's shares, so that Yuravision will be a wholly owned subsidiary of the Company. The acquisition of the remaining 49% will be carried out either by cash payment or by share swap transaction. In addition, the Company will issue to the shareholders of Yuravision warrants to purchase 525,000 Company shares at an exercise price of $ 0.25. The warrants are exercisable for a period of 24 months from the date of issuance. The acquisition of the 49% of Yuravision's shares is expected to close following the completion of certain regulatory steps.

 NOTE 4 - CONTINGENT LIABILITIES

             PANOPTES CLAIM

             In November 2002, the Company filed in the Haifa District Court an application for a permanent injunction against Panoptes Ltd. (hereafter - Panoptes) to cease all production and marketing of its current products. The Company also claimed damages from Panoptes in an amount of at least NIS 2.6 million ($600,000). The claim was also brought against the CEO of Panoptes and former founder of the Company. The claim states that Panoptes, which was established by the CEO of Panoptes and the founder of the Company, who is no longer an employee of the Company, recruited several former Company employees, and currently markets products, which are unlawfully based on Company's technology.

             Panoptes filed a counter claim in December 2002, alleging that the Company had conducted negotiations with Panoptes in bad-faith and had failed to execute an agreement regarding Panoptes products as a result of bad faith. The claim was for a minimum of NIS 3 million ($700,000). Panoptes also filed a statement of defense to the statement of claim of the Company.

             In June 2004, the Haifa District Court issued a judgment in favor of the Company in the Company's claim against Panoptes. The Haifa District Court concluded that Panoptes should compensate the Company at the total amount of NIS 470,000 ($ 105,000), representing damages sought and legal fees.

 NOTE 5 - SHAREHOLDERS' EQUITY:

             A. In March 2001, Mr. Alon, the Company's chairman, as from March 2001, purchased 1,500,000 of its ordinary shares at a price per share of $1.00. At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, additional 1,500,000 shares at a price per share of $1.00; provided that the Company's financial results for 2001 met certain minimum thresholds. In March 2002, the

                  Company agreed to permit Altro Warenhandelsgesmbh (hereafter - Altro), an Austrian company controlled by Mr. Alon, to complete the second investment in nine equal monthly installments commencing March 2002. In May 2002, the Company deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not made by Altro.

                            ELBIT VISION SYSTEMS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT JUNE 30, 2004

 NOTE 5 - SHAREHOLDERS' EQUITY (continued):

                  Under a plan of arrangement (hereafter - the arrangement) between the Company, its shareholders and Altro, approved by the Company's shareholders in October 2003 and the District Court of Haifa in November 2003, the Company agreed to cancel Altro's prior commitment to invest in the Company and replace it with new investment terms, and at the same time grant warrant to purchase shares to the other shareholders. According to the plan of arrangement, Altro will purchase 2,000,000 of the Company's ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments to be completed by November 2004. The shares are to be held by a trustee and are released, pro rata, after Altro completes an investment in the amount of $ 460,000 and the payments in respect of this investment are received by the Company. Through June 30, 2004, the Company received from Altro an amount of $ 460,000 (net of issuance costs amounting to $ 30,000) in respect of 400,000 shares issued to Altro.

                  Pursuant to the arrangement, in May 2004 the Company distributed, without consideration, warrants to purchase 3,870,953 of its ordinary shares to all of its shareholders (other than Altro, Mr. Alon, Cornell Capital Partners L.P., Newbridge Securities Corporation (see d. below) and a group of investors which purchased the Company's shares in private placements which occurred in December 2003 and January 2004 (see b and c below)), as of May 14, 2004, on a pro rata basis. Each warrant will be exercisable for a period of four years following the grant date, at a price of $0.35 per share. The fair value of the said warrants granted was $ 0.1. The fair value was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield - 0%, expected volatility - 137%, risk free interest 1.91%, expected life - 2 years.

             B. In December 2003 and in January 2004, the Company entered into shares and warrants purchase agreements with several private investors. Under these agreements, the Company issued to several private investors 3,569,299 shares of NIS 1 par value at a price of $0.68 per share and 892,325 warrants. Each warrant entitles its holder to purchase one ordinary share of NIS 1 par value at the exercise price, payable in cash, of $
                  0.85 per share; the warrants are exercisable for a period of 24 months from date of issuance.

                  Through December 31, 2003, the Company received $ 1,765,000 (net of issuance costs amounting to $ 118,000), in respect of 2,769,299 shares and 692,325 warrants, issued as above. The amount received was recorded in Company's shareholders' equity as of December 31, 2003. In January 2004, the Company received $ 511,360 (net of issuance costs amounting to $ 32,640), in respect of 800,000 shares and 200,000 warrants issued as above. The said private investors participating in the issuance of shares and warrants as above do not participate in the warrant distribution (see a. above).

                            ELBIT VISION SYSTEMS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT JUNE 30, 2004
                                   (UNAUDITED)

 NOTE 5 - SHAREHOLDERS' EQUITY (continued):

                  As part of the issuance as above, the Company issued 293,300 warrants to consultants and providers of financial services. The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising. Through December 31, 2003, the Company issued 245,300 warrants: 51,500 warrants have the same terms as the warrants issued to the investors as above, and 193,800 warrants are exercisable at a price of $ 0.68 per share, for a period of 24 months from date of issuance. In January 2004, the Company issued additional 48,000 warrants at the same terms. In May 2004, warrants to purchase 156,000 shares at an exercise price of $ 0.68 were exercised by one of the said consultants.

                  The Company has divided the amount raised from issuance, as above, between shareholders' equity components: share capital, additional paid-in capital and warrants. The warrants granted to the said private investors were recorded in shareholders' equity at their fair value. Also, the value of the warrants issued to consultants and providers of financial services was offset from the premium component. The weighted average fair value of warrants granted was $ 0.28. The said weighted average fair value of all warrants was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield - 0%, expected volatility - 137%, risk free interest rate 1.31%, expected life - 1 year.

             C. In January and February 2004, the Company issued 1,530,612 shares at a price of $0.98 per share and 382,563 warrants for a total consideration of $ 1,338,000 (net of issuance costs amounting to $ 162,000).
                  Each warrant is exercisable to one ordinary share of NIS 1 par value, at an exercise price of $ 1.40 per share. The warrants are exercisable for a period of 24 months, commencing in the date of issuance.

                  As part of the issuance as above, the Company issued 100,816 warrants to consultants and providers of financial services. The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising. The said warrants are exercisable at a price of $
                  0.98 per share for a period of 24 months from the date of issuance.
                 In May 2004, warrants to purchase 85,714 shares at an exercise price of $ 0.98 were exercised by one of the said consultants.

                  The Company has divided the amount raised from issuance, as above, between shareholders' equity components: share capital, additional paid-in capital and warrants. The warrants granted to the said private investors were recorded in shareholders' equity at their fair value. Also, the value of the warrants issued to consultants and providers of financial services was offset from the premium component. The weighted average fair value of warrants granted was $ 0.42. The said weighted average fair value of all warrants was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield - 0%, expected volatility - 137%, risk free interest rate 1.31%, expected life - 1 year.

                            ELBIT VISION SYSTEMS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT JUNE 30, 2004
                                   (UNAUDITED)

 NOTE 5 - SHAREHOLDERS' EQUITY (continued):

            D. In March 2004, the Company entered into a standby equity distribution agreement with Cornell Capital Partnership (hereafter - Cornell). Pursuant to this agreement, the Company will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of Company's ordinary shares with a value of up to $ 300,000 per put notice and up to an aggregate value of $ 10,000,000 over two years. The price per share payable by Cornell will be determined based on the minimum price of Company's shares during the five days period following Company's put notice to Cornell to purchase Company's shares. Cornell will deduct 5% from the price payable for Company's ordinary shares as a commitment fee.

                  Upon execution of the Agreement (April 2004), the Company issued Cornell with 148,438 of its ordinary shares. Upon the first to occur of (i) receipt by the Company of an aggregate of more than $5,000,000 from Cornell pursuant to the Agreement; and (ii) the first put notice to be provided by the Company following the first anniversary of the execution of the Agreement, the Company will issue to Cornell a number of its ordinary shares with a value of $ 150,000, calculated in accordance with the minimum closing bid price of Company shares on the public market on which its shares shall be traded at such time, on the day on which the Company is required to issue the ordinary shares.

                  As part of the transaction with Cornell, the Company also employed the services of a placement agent, Newbridge Securities Corporation (hereafter - Newbridge), with which the Company executed a Placement Agent Agreement. Pursuant to the Placement Agent Agreement, Newbridge will render placement agent services in connection with the shares, which the Company may issue to Cornell. Upon execution of the Placement Agent Agreement with Newbridge and in consideration for its services, the Company issued Newbridge with 7,812 of Company ordinary shares.

 NOTE 6 - STOCK-BASED COMPENSATION:

             A. The Company accounts for employee stock based compensation in accordance with Accounting Principle Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. In accordance with FAS 123 - "Accounting for Stock-Based Compensation" ("FAS 123"), the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

                            ELBIT VISION SYSTEMS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT JUNE 30, 2004
                                   (UNAUDITED)

 NOTE 6 - STOCK-BASED COMPENSATION (continued):

             B. The following table illustrates the effect on loss and loss per share assuming the Group had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

                                                           6 MONTHS ENDED                3 MONTHS ENDED             YEAR ENDED
                                                              JUNE 30                       JUNE 30               DECEMBER 31,
                                                        2004           2003            2004             2003           2003
                                                                            (UNAUDITED)                             (AUDITED)
                                                                                   IN U.S. DOLLARS
 Loss as reported                                        1,411            484            521            224             982
 Add - Stock-based employee compensation
    expense determined under fair value method             108            125             54             63             145
 Pro forma loss                                          1,519            609            575            287           1,127
 Basic  and diluted - as reported                         0.09           0.05           0.03           0.02             0.1

 Basic and diluted - proforma                             0.1            0.06           0.04           0.03            0.11

             C. The fair value of each option granted is estimated on the date of grant using the Black & Scholes option pricing model with the following weighted average assumption.

                                      6 MONTHS ENDED              3 MONTHS ENDED           YEAR ENDED
                                          JUNE 30                     JUNE 30             DECEMBER 31,
                                     2004         2003          2004         2003            2003

 Dividend yield                        0%             0%           0%            0%           0%
 Expected volatility                 137%           132%          137%          132%         137%
 Free interest rate                  1.9%           1.5%         2.76%          1.5%         1.9%
 Expected life in years              3.3            2.3          3.3            2.3          3.3

 NOTE 7 - SUBSEQUENT EVENTS

              In September 2004, the Company acquired 100% of the shares of ScanMaster IRT Holdings Inc. (hereafter - ScanMaster), a Delaware corporation, as well as its fully-owned subsidiaries in Israel and the United States. ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection.

                            ELBIT VISION SYSTEMS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT JUNE 30, 2004
                                   (UNAUDITED)

 NOTE 7 - SUBSEQUENT EVENTS (continued):

              The Company acquired Scanmaster for total consideration in the amount of $ 7,770,000 (including estimated direct transaction costs amounting to $ 114,000). The consideration for the acquisition of Scanmaster consisted of $ 3,000,000 in cash and 7,414,213 ordinary shares of the Company, which represented approximately 22.4% of the issued and outstanding share capital of the Company after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing prices per Company's shares for the period of two days before through two days after the announcement of the agreement. A consideration of $ 300,000 in cash and $ 2,328,062 in ordinary shares of the Company that are held in escrow. The $ 300,000 was placed in escrow until March 1, 2005 to guarantee certain projected revenues of ScanMaster for the period from September 1, 2004 until December 31, 2004. All the shares, which the Company agreed to issue to ScanMaster's shareholders were placed in escrow as follows: (i) an aggregate of 3,707,107 ordinary shares were placed in escrow until receipt of a certain tax ruling from the Israeli tax authorities with respect to Company's tax withholding obligations (ii) 1,718,749 ordinary shares were placed in escrow until March 15, 2007 as a guarantee for certain representations and undertakings of some of ScanMaster's former shareholders; and
              (iii) an aggregate of 1,988,357 ordinary shares were placed in escrow until June 1, 2005 to guarantee certain projected revenues of ScanMaster for the period from September 1, 2004 until March 31, 2005.

                                  ------------
                             ----------------------
                                  ------------

                                                                          ITEM 7

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors.

Most of our revenues are generated in U.S. dollars, and a significant portion of our expenses are incurred in U.S. Dollars, or are linked to the U.S. Dollar. Consequently, we use the U.S. Dollar as our functional currency. Transactions and balances originally denominated in U.S. Dollars are presented in the financial statements in their original amounts, and non-Dollar transactions and balances have been translated into U.S. Dollars using the exchange rates in effect on the date of a transaction or balance. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

The financial statements of our subsidiaries the functional currency of which is the U.S. Dollar, but which are presented in a currency other than U.S. Dollars, have been translated into U.S. Dollars. Monetary balance sheet items have been translated using the exchange rates in effect on the balance sheet date and all non-monetary balance sheet items have been translated using the historical exchange rates in effect on the date of the transaction. Statement of income items have been translated using the average exchange rate for the period presented.

Critical Accounting Policies

The preparation of our financial statements in conformity with the U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These are our management's best estimates based on experience and historical data. Actual results could differ from those estimates.

Specific accounting policies we utilize require higher degrees of judgment than others in their application. These include revenue recognition on long-term contract work. Our policy and related procedures for revenue recognition on long-term contract work are summarized below. In addition, Note 1 to our 2003 Consolidated Financial Statements includes further discussion of our significant accounting policies.

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, our price to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when delivery has occurred, title passed to the customer and installation is completed. In cases where our agreement with the customer includes an "acceptance" clause, revenue recognition will take place after we receive the "acceptance certificate" from the customer. In some cases, we grant our customers a trial period on newly developed products, usually for several months, in order to evaluate a prototype system's performance. In cases where the system's performance meets the customer's requirements, it will confirm its order of the system at the end of the trial period. We do not recognize sales revenue from products shipped to customers for trial until such products confirms the order. Until purchased, these products are recorded as consignment inventory at the lower of cost and market.

We do not provide, in the normal course of business, a right of return to our customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

We grants our customers support services, including warranty in respect of products sold; these services are usually provided for a period of six to twelve months. Upon revenue recognition, we defer a portion of the sale price and recognize it as service revenue ratable over the abovementioned period.

Services Rendered

Service revenue in respect of our products is recognized ratably over the contractual period, or as services are performed.

A. Operating Results

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

                                            Period ending   Period ending   Period ending
                                            June 30, 2004   June 30, 2003   December 31,
                                                                            2003
Net sales                                        100.0            100.0            100.0
Cost of sales                                     57.7             57.6             59.2
Gross profit                                      42.3             42.4             40.8

Research and development expenses, net            28.1             21.7             22.6
Marketing and selling expenses, net               41.9             21.4             25.2
General and administrative expenses               17.8             12.6             10.1
Total operating expenses                          87.7             55.7             57.9
Operating loss                                   (45.5)           (13.2)           (17.2)
Other income (expenses)                            3.4               --             (0.7)
Financing income(expenses), net                   (1.4)             0.1             (0.9)
Loss before taxes                                (43.6)           (13.1)           (15.5)
Income taxes                                       0.1              0.1             0.05
Net (loss)                                       (43.7            (13.2)           (15.5)

Six month Period Ended June 30, 2004 Compared Six month Ended June 30, 2003

Sales

Sales in the six months ending June 30, 2004 decreased by approximately 11.7% to $ 3.232 million compared with sales of $3.661 million in the six months ending June 30, 2003. This decrease was primarily attributable to a decrease in sales in the USA. Our sales to the USA are mainly to the textile manufacturers that suffered from competition from producers from the Far East. Since 1997, approximately 300 textile plants manufacturers closed their facilities in the USA because of the high cost of labor in the USA compared to the Far East. While our old line of products was designed to reduce labor costs for our U.S. clients, the savings did not preclude most of the textile plants from moving to the Far East, causing significant reductions in sales.

Cost of Revenues

Cost of sales consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 57.7% in the first six months of 2004 compared to the first six months of 57.6% in 2003.

Gross Profit

In the first six months of 2004 we earned a gross profit of $1.366 million as compared to a gross profit of $1.553 million in the first six months of 2003. Gross profit as a percentage of net sales was 42.3% in the first six months of 2004 compared to 42.4% in the first six months of 2003.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to $1.142 million in the first six months of 2004 from $0.9856 million in the first six months of 2003, and were offset by Israeli government grants of $235 million in the first six months of 2004 and $ 163 million in the first six months of 2003. Net research and development expenses in the first six months of 2004 were $0.907 million compared with $0.793 million in the first six months of 2003. The increase in the gross research and development expenses was mainly for two reasons: the development of our new on-line products including the: I-TEX Lite, and the development of our new product lines for the microelectronics industry including the Mounting Wax Monitoring System, Back Side Inspection System and Dynamic Roughness Monitoring System. In order to develop these new suites of products, we increased our number of research and development engineers and invested large amounts in developing prototype systems for beta site installations. Research and development expenses are charged to income as incurred.

Sales and Marketing Expenses

Gross marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $1.355 million in the first six months of 2004, compared to $0.783 million in the first six months of 2003. The increase in the marketing and sales expenses was primarily due to our marketing efforts and commissions to establish our penetration to new markets.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increase to 17.8% in the first six months of 2004 from 12.6% in the first six months of 2003. General and administrative expenses in the first six months of 2004 were $0.576 million, compared to the first six months of $0.462 million in 2003. The increase in expenses in 2004 was primarily attributable to internal expenses related to Yuravision acquisition.

Financial Income

Financial income consists primarily of interest earned on our cash reserves and marketable securities, as well as interest on our loan from one of our major shareholders (and former sole controlling shareholder) Elbit Ltd., or Elbit, and currency translation adjustments between U.S. Dollar exchange rate imposed on our assets and liabilities. Financial expenses increased to $46,000 in the first six months of 2004 from income of the first six months of $46,000 in 2003.

Our principal investing activities to date have been investments in short-term investment-grade securities and the purchase of equipment, consisting primarily of computer and office equipment and leasehold improvements.

Loss

Net loss increase from $0.484 million in the first six months of 2003 to $1.411 million in the first six months of 2004. This increase in losses was primarily due to an increase in our marketing efforts.


Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished. Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation and fluctuations in the U.S.

Dollar exchange rate have no material effect on our revenue. Inflation and U.S. Dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. Dollar.
The exchange rate between NIS and the U.S. Dollar has fluctuated in the period from January 1, 2004 to September 30, 2004 from a high of NIS 4.634 to the Dollar to a low of NIS 4.352 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

--------------------------------------------------------------------------------
LOW 1 U.S. Dollar =            HIGH 1 U.S. Dollar =               MONTH
--------------------------------------------------------------------------------
             4.515                            4.599               April 2004
--------------------------------------------------------------------------------
             4.555                            4.634               May 2004
--------------------------------------------------------------------------------
             4.49                             4.552               June 2004
--------------------------------------------------------------------------------
             4.471                            4.527               July 2004
--------------------------------------------------------------------------------
             4.518                            4.555               August 2004
--------------------------------------------------------------------------------
             4.478                            4.517               September 2004
--------------------------------------------------------------------------------

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each period, was as follows:

--------------------------------------------------------------------------------
Exchange Rate                           Period
--------------------------------------------------------------------------------
4.544 NIS/$1                            January 1, 2003 - December 31, 2003
--------------------------------------------------------------------------------
4.666 NIS/$1                            January 1, 2003 - June 30, 2003
--------------------------------------------------------------------------------
4.506 NIS/$1                            January 1, 2004 - June 30, 2004
--------------------------------------------------------------------------------
4.507 NIS/$1                            January 1, 2004 - September 30, 2004
--------------------------------------------------------------------------------

In the six months ending June, 2003, the rate of inflation was approximately - (0.50) % and the Dollar devalued against the NIS by 9.1%. As a result of the differential between the rate of inflation and the increase in the value of the NIS against the Dollar, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2003, but they did not materially affect our results of operations in such periods. In the six months ending June, 2004, the rate of inflation was approximately -1.4 % and the NIS devalued against the Dollars by 2.7 %

From time to time, we engage in hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. Although, we do not undertake such transactions on a regular basis, our management may determine that it is necessary to further minimize such risks.

B. Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel and (iv) the use of a 1.997 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months following the date of this interim report. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

Borrowing

From time to time we use money received from bank loans from several banks to finance our operating activities. Most of the loans are linked to the U.S Dollars and for a period of less the three months. The interest rates of those loans are according to the market rate.

C. Research and Development, Patents and Licenses, etc.

Our research and development group focuses on adapting our technologies to the development of new products for applications in the fabric and microelectronics industries as well as enhancing our existing products. We devote a significant portion of our resources to improving our current systems through enhancements in the areas of sharpness of resolution, processing speed, sensor accuracy and illumination. We also continually work to enhance the ease of use and flexibility of our systems' software and to develop product add-ons to augment our systems currently in use by customers. These product add-ons are being designed to further integrate our systems into each phase of our customers' manufacturing process.

We have a number of product and technology initiatives underway at any given time. Our research and development activities have generally resulted in periodic introductions of new products, new auxiliaries and upgrades to our existing products. Current product and technology initiatives include, among others, the following:

o The development of a visual inspection system for the inspection of woven fabrics during weaving. The system is already operating in a few weavers' sites for final tests before becoming commercial. The system is based on a contact sensor, which was specially developed by EVS for an easy integration with the loom. It is operated through a central computer connected to a network of dedicated computers, each of which is monitoring a number of looms. LOOM-TEX will inspect 100% of the fabric, automatically pinpointing faults based on learned criteria, and will be capable of being updated in real-time by user feedback.

o For our developments for the microelectronic industry we have already applied for patents for hazing and wax inspection technologies. We currently intend to apply for a patent in Israel and Europe. According to a preliminary patent search conducted on our behalf no patents will be infringed by developing the inspection heads as proposed.

Research and Development Grants

Royalty-bearing grants received from the Government of Israel for research and development are offset against our gross research and development expenditures on development of products only for the textile industry. In 2003 the OCS approved grant for the Microelectronic development in the amount of approximately $115,000.

The following table sets forth-net research and development expenses, the grants received from the OCS and the gross research and development expenditures for the periods indicated:

                                                 Six months     Six months   Twelve months
                                                 ended June     ended June   ended
                                                  30, 2004      30, 2003     December 31,
                                                                                2003
Research and development expenses, net          $      907     $      793     $    1,431
OCS grants                                             235            163            396
Gross research and development expenditures          1,142            956          1,827

D. Trend Information

Trends and changes in the world textile industry are having an influence on our markets, customers and sales. World textile production has transferred to the Far East due to low labor costs. The Far East market is increasing with large investments in textile machinery (especially in China). The investments are currently in productive equipment for increasing the production volume and achieving the demands of western markets and not in automatic inspection technology. Our traditional markets in Western Europe and the United States are becoming smaller, with less willingness for capital expenditures. Unless textile manufacturers in the Far East begin investing in automatic inspection technology, the growth in our sales revenue may not keep pace with the growth in the Far East market.

Following extensive market research, we have determined that our technology could be relatively easily adapted for use in the microelectronics industry and that such a transition presents us with a significant business opportunity. Consequently, we are developing our existing vision technology so as to adapt it to the requirements of the microelectronics industry, particularly in the field of wafer inspection for the semi-conductor industry and for the inspection of liquid crystal display devices, or LCD's. In January 2004, we released three products for the visual inspection of bare wafers required for the manufacture of semi-conductors: the Mounting Wax Monitoring System, the Back Side Inspection System and the Dynamic Roughness Monitoring System. Additionally, we are developing technology for the automated visual inspection of liquid crystal display, or LCD, devices.

Given the difficulties that we have had over the years in significantly increasing our revenues from products sold to the textile industry, we intend to increase the proportion of our sales to the microelectronics industry over sales to the textile industry over the coming years. To this end, we recently acquired a 51.11% holding in Yuravision Co. Ltd, a South Korean company, which specializes in the development of automated vision inspection equipment for the microelectronics and display industries, particularly in the field of LCD devices.

E. Off-Balance Sheet Arrangements

On March 30, 2004, we entered into the Standby Equity Distribution Agreement with Cornell. Upon execution of the Standby Equity Distribution Agreement, we issued Cornell with 148,438 of our ordinary shares. Pursuant to this agreement we will be entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares with a value of up to $300,000 per advance put notice and up to an aggregate value of $10 million over two years. The price per share payable by Cornell will be determined by the minimum volume weighted average price of our ordinary shares during the five day period following our advance notice to Cornell to purchase our ordinary shares. Cornell will deduct 5% from the price payable for our ordinary shares as a fee for this service. Consequently, we do not know how many ordinary shares, if any, will be issued to Cornell over the following two years, but we have registered 5,555,555 of our ordinary shares based on the maximum number of our ordinary shares that we currently anticipate issuing to Cornell pursuant to the Standby Equity Distribution Agreement, which will be available for resale by Cornell. We may issue all, part or a greater number of our ordinary shares to Cornell, depending on the minimum volume weighted average price of our ordinary shares over the five day period following each advance notice. We will also issue Cornell a number of our ordinary shares with a value of $150,000, upon the first to occur of (i) our receipt of an aggregate of $5,000,000 pursuant to the equity line and (ii) the first advance notice to be made following the first anniversary of the Standby Equity Distribution Agreement. The number of our ordinary shares which we will issue to Cornell in this event will be based on the closing price of our ordinary shares on the public market on the date on which Cornell purchases our shares under (i) or (ii), whichever is applicable. Pursuant to the Standby Equity Distribution Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, and consequently, Cornell has agreed that in the event that a future purchase pursuant to an advance notice to Cornell would take it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase of our ordinary shares, its holdings in our company remain below the threshold percentage.

As part of the transaction with Cornell we also retained the services of Newbridge Securities Corporation, or Newbridge, a registered, unaffiliated broker-dealer as a placement agent and to advise us in connection with the Standby Equity Distribution Agreement. For its services, Newbridge received a fee of $10,000 paid in 7,812 of our ordinary shares. Newbridge intends to sell up to 7,812 of our ordinary shares issued to it as a placement fee.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     ELBIT VISION SYSTEMS LTD.


Dated: October 28, 2004                              /s/ Yaky Yanay
                                                     ---------------------------
                                                     Yaky Yanay
                                                     Chief Financial Officer